**May 19, 2023**

**FORM C**

**Up to $1,235,000.00**

**Wymsical, Inc.**



**Series B Non-Voting Common Stock**

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Wymsical, Inc., a Delaware Corporation ("Wymsical", the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Series B Non-Voting Common Stock of the Company (the "Securities" "Non-Voting Common Stock" or "Shares"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 (the "Target Offering Amount") and up to $1,235,000.00 (the "Maximum Offering Amount") from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). No fractional shares will be issued in the Offering. The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The Company must raise an amount equal to or greater than the Target Offering Amount by April 30, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned. The Company has the right to extend the Offering Deadline at the Company's discretion.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*".  In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion.  The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through DealMaker Securities, LLC (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities. DealMaker Securities LLC will receive a 4% commission based on the dollar amount of the securities sold. The Company paid a one-time $17,500 Reg CF Onboarding Fee and a $2,000 monthly maintenance fee, and must reimburse certain expenses related to the Offering. See "*The Offering – Commission and Fees*" below for more information.

All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason. Once within 48 hours Investors will not be able to cancel for any reason, even if they make a commitment during this period.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.wault.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance**

**with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.**

**Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.**

The date of this Form C is May 19, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS

OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

## NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

## NOTICE REGARDING ESCROW AGENT

ENTERPRISE BANK & TRUST, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, IS THE ESCROW AGENT SERVICING THE OFFERING, AND HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

### *Forward Looking Statement Disclosure*

*This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge* *from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

### *Disclaimer of Television Presentation*

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

## ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.wault.com

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

## About this Form C

You should rely only on the information contained in this Form C. No source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

Please review the following exhibits attached to this Form C and incorporated herein by reference:

**Exhibit A**: Reviewed Financial Statements of the Company

**Exhibit B**: Wymsical Opportunity Site (located at https://invest.wault.com)

**Exhibit C**: form of Subscription Agreement to be executed by Investors (the "**Subscription Agreement**")

**Exhibit D**: Amended and Restated Certificate of Incorporation of the Company (the "**Certificate of Incorporation**" or "**Restated Charter**") and Bylaws of the Company (the "**Bylaws**")

**Exhibit E**: Video Transcripts

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

In making an investment decision, you must rely on your own examination of the Issuers and the terms of the Offering, including the merits and risks involved. This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Wymsical, Inc. (the "Company") was incorporated on January 31, 2018 in the state of Delaware. Wymsical, LLC (the "Predecessor Company"), is a limited liability company organized on March 24, 2014 under the laws of Delaware under common ownership and control as the Company. In January 2018, the Predecessor Company merged with the Company, effectively transferring the Predecessor Company to the Company. The Predecessor Company was dissolved in conjunction with this merger transaction.

The Company is located at 15 E Putnam Ave #109, Greenwich, CT 06830.

The Company's website is www.wault.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

A description of the Company's business, products, services and business plan can be found on the Company's website located at https://invest.wault.com and is attached as **Exhibit B** (the "**Wymsical Opportunity Site**") to this Form C.

### The Business

By providing individuals with greater control over their personal data and credentials, WAULT's potential enables consumers to monetize their data while maintaining privacy, security, and control over how their data is used. The company's cloud-based solution provides a secure and transparent way of managing data and transactions for both individuals and businesses.

### The Offering

| | |
|---|---|
| **Target Offering Amount of the Securities Offered** | $25,000 |
| **Name of Securities** | Series B Non-Voting Common Stock |
| **Total Amounts of Securities Outstanding Prior to the Offering** | 0 shares |
| **Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)** | 25,000 shares |
| **Maximum Amount of the Securities Offered** | $1.235,000 |
| **Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)** | 1,235,000 shares |
| **Purchase Price Per Share** | $1.00 |
| **Minimum Individual Purchase Amount** | $100.00[+] |

| | |
|---|---|
| **Maximum Individual Purchase Amount** | Unlimited (subject to Regulation CF limits) |
| **Offering Deadline** | April 30, 2024 |
| **Use of Proceeds** | See the "Use of Proceeds" |
| **Voting Rights** | The Shares are non-voting.  See "The Securities Being Offered and Rights of Securities of the Company". |
| **Automatic Conversion** | Series B Non-Voting Common Stock will automatically convert into one (1) voting shares of common stock of the Company upon (1) the approval by the Board and a vote of the holders of a majority of the shares voting common stock, or (2) development of a Trading Market (as such term is defined in the certificate of incorporation of the Company) for the voting shares of common stock of the Company. All of the Series CF Nonvoting Preferred Stock will also automatically convert into a CF SPV if determined by the Board of Directors.  . |
| **Transfer Restrictions** | In addition to the transfer restrictions imposed under the Securities Act for securities issued under Regulation CF, the Shares are subject to   rights of first refusal benefiting the Company (and the Company's assignees) as set forth in the Bylaws of the Company. The Subscription Agreement also contains a market stand-off agreement and drag along provisions.  The Shares are subject to repurchase upon events described in the Subscription Agreement. |

+ The Company reserves the right, in its sole discretion, to amend the Minimum Individual Purchase Amount.

**Perks**

Investors in this offering will also enjoy four (4) tiers of Investor perks:

| Investment Amount | Perk |
|---|---|
| $1,000+ | Two 1-year Subscription to WAULT |
| $10,000+ | Two 1-year subscriptions to WAULT, plus Broadway Show for 2 people in NYC |
| $50,000+ | Two 1-year Subscriptions to WAULT, plus Dinner Cruise, Museum Tour, Show for 2 people in NYC with 1 night hotel stay. |
| $100,000+ | Two 1-year Subscriptions to WAULT, plus VIP Wine tasting trip for 2 people to Napa Valley. White Glove service includes air travel (within continental U.S.), transportation to Hotel, Winery tasting/Tour, 2-night hotel stay (1 room). |

In addition, Investors who invest $1,000+ and complete an investment before midnight eastern standard time July 4, 2023 will receive one (1) Lifetime Subscription of WAULT.

## RISK FACTORS

### Risks Related to the Company's Business and Industry

### *The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.*

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

### *Our Target Offering Amount Is Set at a Low Threshold*

Our Target Offering Amount has been set at a threshold that will allow us to close on funds quickly. Except as set forth in the discussion of the Use of Proceeds, we are not expecting to accomplish any significant business goals with the funds we accept if it is limited to the Target Offering Amount. To achieve the minimum business goals, we estimate that we will need to raise a minimum of $350K in the Offering, which includes acquiring two dozen clients. It is important to note that if we are unable to raise additional funds beyond the Target Offering Amount, your investment may be at risk.

### *Outstanding Convertible Notes Past Maturity*

Our convertible notes, with approximately $700,000 in outstanding principal, are past their maturity. Pursuant to their terms, these notes are only convertible into equity of the Company at maturity at a $13M valuation and on terms agreed to between the Company and the holder of a majority of the outstanding interests in the notes (the "Majority Holder"). The Company is currently in talks with the Majority Holder, who holds most of the outstanding notes and is a current shareholder and former member of the Board of Directors, to extend the notes for another two years. We caution you that resolution of this matter is uncertain, and addressing this issue will result in increased legal expense and may distract management from running the business. We may be required to change the terms of conversion when negotiating with the Majority Holder, which could cause increased dilution on your ownership of the Company or the issuance of equity securities that have rights and preferences that are senior to the rights of the Shares in the event the notes convert into equity. We may be required to use proceeds from this offering to pay expenses associated with resolution of this matter and possibly, should the Majority Holder make a formal demand and succeed in enforcing that demand, to repay the obligation. We also may not have sufficient cash available to make such a payment, which could cause the Company to be insolvent.

Resolution of this matter while the Offering is ongoing could require us to file a material amendment to this Form C, which would require us to obtain reconfirmation from potential

Investors.  This could delay our ability to close the Offering and reduce our proceeds.  You may also participate in a rolling closing before we determine how to resolve this matter.  You would not have the ability to rescind or reverse your investment if you purchase Securities prior to such amendment.

### *We May Be Required to Amend our Charter to Raise the Maximum Offering Amount*

We have 2,000,000 shares of Series B Non-Voting Common Stock authorized for issuance under the Restated Charter.  This is insufficient shares to cover the full $1.235M Shares in this Offering if the Warrant is exercised for 312,500 shares and the MFN Conversion is exercised for 704,095 shares.  The Restated Charter gives us the authority to increase the number of authorized shares of the Series B Non-Voting Common Stock without a class vote by those stockholders.  Issuance of any shares upon exercise of the Warrant or of the MFN Conversion would have a dilutive impact on Investors.

In the event we are required to amend the Restated Certificate, we would be required to file a material amendment to this Form C, which would require us to obtain reconfirmation from potential Investors.  This could delay our ability to close the Offering and reduce our proceeds.  You may also participate in a rolling closing before we determine we need to amend the Restated Charter.  You would not have the ability to rescind or reverse your investment if you purchase Securities prior to such amendment.

### *Holders of Outstanding Securities have Conversion Rights that May be Triggered by the Offering*

The outstanding Warrant and Convertible Notes may be converted into close over 1M shares of Series B Non-Voting Common Stock under certain circumstances in connection with the Offering. We cannot predict whether the holders of the Warrant or the Convertible Notes will exercise that right.  The Convertible Notes are also currently convertible into over 800,000 shares of a yet to be designated series of preferred stock of the Company.  Issuance of any shares upon exercise of the Warrant or conversion of the Convertible Notes would have a dilutive impact on Investors.

### *State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.*

To the best of their knowledge, the Company has complied with all relevant state and federal securities laws in previous offerings of securities. However, if a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which,

14

among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

### *The Company's Founders and Voting Stockholders Have Significant Control Over Operation of the Company and Beneficially Own or Control a Substantial Portion of Its Outstanding Securities.*

The Company's founders, executive officers, directors and/or affiliates beneficially own or control a significant portion of the Company's outstanding voting stock before the Offering and will continue to maintain control over the voting shares after the Offering. These individuals are also party to a Stockholders Agreement which (1) requires them to vote in favor of a specific slate of directors, and (2) requires major corporate decisions (such as issuance of additional shares of capital stock, undertaking a change of control or public offering, incurrence of indebtedness, changing executive compensation, etc.) to be approved by a majority-in-interest of the Stockholders. Liwen and Eli Yaacoby, the co-founders, board members, and officers of the Company, together control more than 55% of outstanding voting common stock, while Nancy Martin owns an additional 12% of such stock. This concentration of voting power provides them with significant control over all management decisions. As a result, the majority-in-interest stockholders hold the power to veto decisions made by the Board of Directors.

The concentration of ownership may potentially have an impact on the ability of you and other stockholders to make proposals or direct the management of the Company. Furthermore, it could discourage or hinder a potential merger or acquisition that could result in an investor receiving a premium over the market price for their Securities.

Investors in this Offering will not become party to the Stockholders Agreement. The Shares being issued in the Offering are non-voting and will not impact the power of the founders and majority-in-interest stockholders control the management of the Company. If you acquire the Shares, you will have no effective voice in the management of the Company.

### *In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.*

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

### *The development and commercialization of our products and features are highly competitive.*

While we face competition in the development and commercialization of products in the future, we recognize that some of our competitors have greater financial, technical, and human resources, as well as superior expertise in research and development and marketing approved products and features. This may put us at a disadvantage in terms of developing and commercializing products and features. Additionally, these competitors may have an advantage in recruiting and retaining qualified personnel and acquiring technologies. Furthermore, smaller or early-stage companies, particularly those in collaboration with large and established companies, may also pose a significant competitive threat. As a result, our competitors may be able to bring products to market more rapidly or effectively, which could negatively impact our competitive position, our ability to achieve initial market acceptance for our products and features, and our ability to generate significant additional revenues.

### *Risks Associated with Defaults by Banking Institutions.*

The failures of certain regional banks in the U.S. have highlighted risks for depositors. The Company did not have banking relationships with First Republic, Silicon Valley Bank or Signature Bank. The Company is exposed to credit risk on its cash and cash equivalents in the event of default by the financial institutions with whom it banks to the extent account balances exceed the amount insured by the FDIC, which is $250,000. The federal government agreed to protect deposits above this amount held at Silicon Valley Bank and Signature Bank, but there can be no assurance that it would do the same should another banking institution fail. At December 31, 2022 and December 31, 2021, respectively, the Company did not have any cash deposits with any financial institution in excess of the insured FDIC limit. It is anticipated that balances in the Company's bank account and the escrow account for this Offering may exceed FDIC limits at times. In the event that any of Company's banks should fail, the Company may not be able to recover all amounts deposited in these bank accounts. Disruption in the availability of cash deposits or access to credit that could arise as a result of these uncertainties in the banking system could also have a material adverse effect on our ability to operate our business.

### *The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.*

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of transaction processing capabilities and potentially personal data. If any such compromise of our security, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

### *Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.*

We collect and store sensitive data, including business information, personally identifiable information of our customers and employees, in a secure cloud-based networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by operating on one of the world's leading cloud platforms such as Microsoft Azure. The expenses associated with protecting our information/ these steps could reduce our operating margins.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***

In particular, the Company is dependent on Liwen Yaacoby , Eli Yaacoby , Nancy Martin, Joshua Zepeda and Thomas Cali who are members of its core management team (see titles below). The Company has or intends to enter into employment agreements with Liwen Yaacoby , Eli Yaacoby , Nancy Martin,  Joshua Zepeda and Thomas Cali although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Liwen Yaacoby, Eli Yaacoby, Nancy Martin, Joshua Zepeda or Thomas Cali or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***
The Company is dependent on certain members of its management team, including Liwen Yaacoby , Eli Yaacoby , Nancy Martin, Joshua Zepeda and Thomas Cali, in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these individuals die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.  We have not entered into employment agreements with any of our key employees.

***We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.***
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

***We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.***

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

***The Company has relied primarily on management to provide financing and has and may need to continue to engage in certain transactions with related persons.***

We have primarily relied on our founders (Liwen and Eli Yaacoby) and other members of management to provide most of our short and long term financing. We may need to continue to rely on the financial support of these individuals, however, we cannot guarantee that such financial support will be made available or on terms acceptable to the Company or its stockholders. These transactions involve potential conflicts of interest. Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

***We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.***

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

***Maintaining, extending and expanding our reputation and brand image are essential to our business success.***

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

### *We are dependent on a number of patents and other intellectual property rights that are critical to our respective businesses and competitive positions.*
Notwithstanding our intellectual property portfolio, our competitors may develop similar or superior proprietary technologies. Further, as we expand into regions where the protection of intellectual property rights is less robust, the risk of others replicating our proprietary technologies increases, which could result in a deterioration of our competitive position. We may assert claims against third parties who are taking actions that we believe are infringing on our intellectual property rights or may have such claims asserted against us. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us. If any such claim were to result in an adverse outcome, we may have to develop or license non-infringing products; pay damages to third parties, or cease the manufacture, use or sale of the infringing products. Any of the foregoing results could have a material adverse effect on our business, financial condition, results of operations or our competitive position.

### *We own U.S. trademarks and copyrights*
Our intellectual property rights may expire or be challenged, invalidated or infringed upon by third parties or we may be unable to maintain, renew or enter into new licenses of third party proprietary intellectual property on commercially reasonable terms. Any of these events or factors could diminish or cause us to lose the competitive advantages associated with our intellectual property, subject us to judgments, penalties and significant litigation costs, and/or temporarily or permanently disrupt our sales and marketing of the affected products or services.

### *We may be subject to indemnity claims for third-party infringement.*
Many of our supply agreements require us to indemnify our customers and distributors from third-party infringement claims, and require that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also

could harm our relationships with our customers and might deter future customers from doing business with us.

### *Changes in Employment Laws or Regulation Could Harm Performance.*
Various federal and state labor laws govern the Company's relationship with its employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. Non-US regulations also impact our operations. A number of factors could adversely affect the Company's operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

### *The Company's Business Plan Is Speculative.*
The Company's present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits. An investment in the Company's Securities is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

### *The Company's Operating Plan Relies in Large Part Upon Assumptions and Analyses Developed by The Company. If These Assumptions or Analyses Prove to Be Incorrect, The Company's Actual Operating Results May Be Materially Different from The Company's Forecasted Results.*
Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecasts depend on a number of factors, many of which are outside the Company's control, including, but not limited to:
- whether the Company can obtain sufficient capital to sustain and grow its business
- the Company's ability to manage its growth
- demand for the Company's product and platform
- the timing and costs of new and existing marketing and promotional efforts
- competition
- costs associated with enhancing the platform
- costs associated with obtaining customers
- the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel
- the overall strength and stability of domestic and international economies
- consumer habits

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

***The Company's Employees May Engage in Misconduct or Improper Activities.***
The Company, like any business, is exposed to the risk of employee or contractor fraud or other misconduct. Misconduct by employees or contractors could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and harm to the Company's reputation.

***Limitation on Director, Officer and Other's Liability.***
The Company may provide for the indemnification of directors, officers and others to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of managers, officers and others to the Company and its stockholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or others controlling or working with the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Despite this, should the Company provide such indemnification, it could have a material adverse effect on the Company.

**Risks Related to the Securities**

***The Series B Non-Voting Common Stock will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations and restrictions on transfer in the Bylaws may apply and each Purchaser should consult with his or her attorney.***
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. You are subject to various transfer restrictions in your Subscription Agreement and under the Bylaws. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***

You should not rely on the fact that the Company's Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.


### *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

### *No Guarantee of Return on Investment*

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

### *Securities Are Offered on A "Best Efforts" Basis and The Company May Not Raise the Maximum Offering Amount Being Offered.*

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that it will sell enough Securities to meet the Company's capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.


### *The Company Has Significant Discretion Over the Net Proceeds of This Offering.*

The Company has significant discretion over the net proceeds of this Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, Investors should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company.


### *There is no present market for the Securities and we have arbitrarily set the price.*

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on the Company's net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the price you paid for the Securities or at any other price.

**_Your ownership of the Shares will be subject to dilution._**

Owners of Series B Non-Voting Common Stock do not have preemptive rights. If the Company conducts subsequent offerings of or securities convertible into, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase Securities in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, stockholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

**_Your ownership may be significantly diluted as a consequence of subsequent financings._**

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time and, as a consequence, holders of the Securities will be subject to dilution in an unpredictable amount. You may be subject to further dilution if we issue additional awards under the Plan or increase the authorized shares in the pool reserved under the Plan. You may be subject to further dilution if the notes are converted into equity securities or the warrant is exercised in the future. Such dilution may reduce the Investor's economic interest in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in this Offering or any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to the Company's existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

**_Future fundraising may affect the rights of Investors._**

In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company than the rights of the Investors.

**_The Securities will be equity interests in the Company and will not constitute indebtedness._**

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future.

Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

### There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. If and upon a sale of the Company, the noteholders are to receive payment of two times the then outstanding principal in preference to any distribution to stockholders (including Investors). Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

### Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in limited to no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things. In addition, the Company is not currently subject to the reporting requirements of the Exchange Act. Therefore, Investors may not have access to information to which they would have access if the investment were made in a publicly held company whose offering was issued under the Exchange Act, and who is subject to the reporting regulations provided by the Exchange Act.

### The Shares in This Offering are Non-Voting and Have No Protective Provisions.

The Shares in this Offering are non-voting and have no protective provisions. As such, you will not be afforded protection, by any provision of the Shares or as a Stockholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a "liquidation event," or "change of control" for the Company, the Shares being offered do not provide you with any protection and those transactions may trigger the drag-along provisions applicable to the Shares. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

### You Will Need To Keep Records Of Your Investment For Tax Purposes.

As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long-term or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you, there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of any securities you sell.

***You Should Be Aware of The Long-Term Nature of This Investment.***
There is not now, and may never be, a public market for the Securities. Because the Securities are being sold under exemptions to registration, and therefore have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities may have certain transfer restrictions. It is not currently contemplated that registration under the Securities Act or other securities laws will occur for the Securities. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a sale in the future. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. You must assess the adequacy of disclosure and the fairness of the terms of this Offering on your own or in conjunction with your personal advisors. You should be aware of the long-term nature of your investment in the Company.

***The Company does not anticipate paying any cash dividends for the foreseeable future.***
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends.

***Tax Issues.*** The federal and state tax implications of an investment in the Securities are complicated and the Company is not providing any advice to investors regarding such implications. You are urged to seek tax advice from your attorney or other advisors prior to investing in the Securities.

***The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.*** In order to invest in this offering, investors agree to resolve disputes arising under the Subscription Agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

***Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiffs) in any action under the agreement.*** Investors in this Offering will be bound by the Subscription Agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been formally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the Subscription Agreement. You should consult legal counsel regarding the jury waiver provision before entering into the Subscription Agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the Subscription Agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

***The Company has the right to limit individual Investor commitment amounts based on the determination of an Investor's sophistication.***
The Company may prevent any Investor from committing more than a certain amount in this Offering based on its determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to extend the Offering Deadline. The Company has the right to end the Offering early.***
The Company may extend the Offering Deadline beyond what is currently stated herein, if permitted to do so under Regulation Crowdfunding. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment it will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the

Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early. If the Offering reaches its Target Offering Amount after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to the Investors 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Company Has The Right To Conduct Multiple "Rolling" Closings During The Offering.***
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company intends to engage in rolling closings after the Target Offering Amount and other conditions are met. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investment as it will be deemed completed. In addition, our initial closings will cover the tranches of shares with lower purchase prices, so as we conduct rolling closings, your ability to purchase shares at purchase price will be reduced and you may be required to pay a higher price for the Securities you elect to purchase.

***Material Changes to the Offering will Cancel Pending Investments Unless You Reconfirm Your Commitment.***
Material changes to an offering include but are not limited to: A change in minimum offering amount, change in the security price, change in management, material change to financial information, etc. If the Company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five (5) business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

## BUSINESS

### Description of the Business

By providing individuals with greater control over their personal data and credentials, WAULT's potential enables consumers to monetize their data while maintaining privacy, security, and control over how their data is used. The company's cloud-based solution provides a secure and transparent way of managing data and transactions for both individuals and businesses.

### Business Plan

A high-quality customer experience with knowledgeable salespeople who can convey the unique value of Wault will greatly enhance our ability to attract and retain customers. Therefore, in addition to providing the Wault Platform Technology, the Company's strategy also includes building and expanding partnerships and third-party distribution networks to effectively reach more customers and provide them with a high-quality sales and post-sales support experience. We believe continual investment in research and development (R&D), marketing and advertising is critical to the development and sale of our products.

### History of the Business

Wymsical, Inc. was incorporated on January 31, 2018 in the state of Delaware. Wymsical, LLC (the "Predecessor Company"), is a limited liability company organized on March 24, 2014 under the laws of Delaware under common ownership and control as the Company. In January 2018, the Predecessor Company merged with the Company, effectively transferring the Predecessor Company to the Company. The Predecessor Company was dissolved in conjunction with this merger transaction.

On March 15, 2023, the Board of Directors and stockholders of the Company approved a 1:10 forward split and redesignation of our common stock, which became effective as of March 16, 2023 through the filing of the Restated Charter with the Delaware Secretary of State. As a result of this forward split and redesignation, each single outstanding share of our common stock were split into ten (10) shares of Series A Voting Common Stock.   All disclosures in this Form C reflect the forward split and redesignation.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| 1. Secure SaaS platform: | Wault offers a cloud-based platform that provides a secure way to exchange verifiable documents and data between authenticated individuals and companies. This platform ensures that the data privacy and control of the users are not compromised. | Wault's current market is focused on companies and individuals who require a secure and efficient way to exchange verifiable documents and data while maintaining data privacy and control. |
| 2. Turnkey web portal: | Wault provides a turnkey web portal that is specifically designed for small businesses. This portal is easy to use and allows small businesses to securely exchange documents and data with their customers and partners. | The company's turnkey web portal is targeted towards small businesses and individual consumers. |
| 3. API platform: | Wault also offers an API platform for large and enterprise companies. This platform provides a customizable solution that can be integrated with the company's existing systems and workflows. | The API platform is geared towards larger companies and enterprises. Wault's market could also include industries where the exchange of sensitive information is critical, such as healthcare, finance, and government. |
| 4. Mobile apps: | Wault offers mobile apps for both IOS and Android devices, which enables consumers to securely exchange documents and data with other users. The mobile apps are designed to be user-friendly and easy to use. | The Mobile app allows individuals to share their personal sensitive data with businesses in a controlled manner. The app gives users the ability to decide which businesses they want to share their data with, for how long, and to revoke access to their data once the transaction is completed. |

The company continues researching and enhancing new features and varieties of our products, which we think will appeal to our customers. This currently includes researching how consumers can monetize their data without compromising privacy and control. We hope to use a portion of the proceeds from the Offering to develop a prototype model.

We are using the following methods to distribute Wault's platform:

Direct sales: Wymsical sells Wault's products and services directly to customers through their website or sales team. This involves marketing the product, reaching out to potential customers, and handling the customer experience from start to finish.

Partner channels: Wymsical could partner with other companies or organizations to distribute Wault's products and services. This would involve licensing the technology to partners, who integrate it into their products or services and sell it to their own customers.

App marketplaces: Wault's products and services are distributed through app marketplaces, such as the Apple App Store or Google Play. This involves making the product available for download on these platforms and marketing it to potential customers through these channels.

API integrations: Wymsical will be offering Wault's products and services through API integrations with other software platforms. This involves making the technology available to other developers to integrate into their own products and services, thereby expanding the reach of Wault's solutions.

Overall, the exact distribution methods used by Wymsical may vary depending on the specific product or service being offered, as well as the target market and customer segment.


## Competition

The Company's primary competitors are Workday, InfoCert, ID.me, DocuSign, Jumio, and Civic.

We believe having patented technology provides WAULT a significant advantage over competitors, as it may assist us with preventing others from replicating or using similar technology. This can help protect WAULT's intellectual property and give the company a unique selling point in the market. The ability to address the needs of both businesses and their clients is also a key advantage for WAULT. By providing a solution that meets the needs of both parties, WAULT aims to create a more seamless and efficient process for managing personal data and credentials. This could help attract more customers and increase the adoption of the technology. Furthermore, by staying at the forefront of emerging technology trends and incorporating them into its solution, WAULT can potentially offer unique and innovative features that competitors are not likely to match. This will help differentiate the company in the market and attract customers who are looking for cutting-edge solutions.

## Supply Chain and Customer Base

Microsoft is the principal supplier of cloud storage, security and processing for Wault platform. In addition, WAULT has also sourced services from a variety of vendors and partners, including communication and text messages from technology providers such as Twilio along with various software development tools.

The Company's customers are both individuals and businesses interested in secure and efficient management of personal data and credentials with control, and who are mostly in the credit and financial business management, e-commerce, education and government markets.

## Intellectual Property

### Patents

| Application or Registration # | Title | Description | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| 10,341,353 | Wymsical | System and method for issuing, authenticating, storing, retrieving, and verifying documents. | June 2, 2016 | July 2, 2019 | USA |
| 10,992,683 B2 | Continuation of Patent 10,341,353 | System and method for issuing, authenticating, storing, retrieving, and verifying documents. | June 5, 2019 | April 27, 2021 | USA |

### Trademarks

| Application or Registration # | Goods / Services | Mark | File Date | Registration Date | Country |
|---|---|---|---|---|---|
| 5,443,422 | Computer Software | Wault | November 21, 2017 | April 10, 2018 | USA |
| 5,632,101 | Computer Software | The mark contains a stylized letter | April 30, 2018 | December 18, 2018 | USA |

**Governmental/Regulatory Approval and Compliance**

The Company is subject to various laws and regulations affecting its operations. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

**Litigation**

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. Our convertible notes, with approximately $700,000 in outstanding principal, are past their maturity. The Company is currently in talks with the Majority Holder, who holds most of the outstanding notes and is a current shareholder and former member of the Board of Directors, to extend the notes for another two years. We caution you that the resolution of this matter is uncertain. These notes are currently treated as a short term liabilities in our financial statements.

**Other**

The Company's principal address is 15 E Putnam Ave #109, Greenwich, CT 06830

The Company conducts business in CT.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

**USE OF PROCEEDS**

The following table illustrates how the Company intends to use the net proceeds received from this Offering.

| | Target Amount Raised $25K | | Target Amount Raised $200K | | Target Amount Raised $600K | | Target Amount Raised $1.235M | |
|---|---|---|---|---|---|---|---|---|
| | $25,000 | % | $200,000 | % | $600,000 | % | $1,235,000 | % |
| **Offering Expenses** | | | | | | | | |
| Intermediary Fee | $ 1,000 | 4.0% | $ 8,000 | 4.0% | $ 24,000 | 4.0% | $ 49,400 | 4.0% |
| Crowdfunding platform Fee (2K p/m) | $ 2,000 | 8.0% | $ 6,000 | 3.0% | $ 12,000 | 2.0% | $ 20,000 | 1.6% |
| Escrow Fee | $ 1,000 | 1.0% | $ - | | $ - | | $ - | |
| **Net Proceeds** | $ 21,000 | 84.0% | $ 186,000 | 93.0% | $ 564,000 | 94.0% | $ 1,165,600 | 94.4% |
| **Use of Proceeds from Net Proceeds** | | | | | | | | |
| Product Development | $ 2,520 | 10.1% | $ 40,920 | 20.5% | $ 124,080 | 20.7% | $ 256,432 | 20.8% |
| Sales & Marketing | $ 14,280 | 57.1% | $ 46,500 | 23.3% | $ 141,000 | 23.5% | $ 291,400 | 23.6% |
| Legal/Regulatory | $ 504 | 2.0% | $ 7,440 | 3.7% | $ 22,560 | 3.8% | $ 46,624 | 3.8% |
| Working Capital | $ 3,247 | 13.0% | $ 22,320 | 11.2% | $ 67,680 | 11.3% | $ 139,872 | 11.3% |
| Debt Servicing | $ - | | $ - | | $ - | | $ - | |
| Other | $ - | 0.0% | $ 7,440 | 3.7% | $ 22,560 | 3.8% | $ 46,624 | 3.8% |
| Salaries/New Hires | $ 1,449 | 5.8% | $ 61,380 | 30.7% | $ 186,120 | 31.0% | $ 384,648 | 31.1% |
| **Total Net Proceeds** | $ 22,000 | 88.0% | $ 186,000 | 93.0% | $ 564,000 | 94.0% | $ 1,165,600 | 94.4% |
| **Total Proceeds From Offering** | $ 25,000 | 100.0% | $ 200,000 | 100.0% | $ 600,000 | 100.0% | $ 1,235,000 | 100.0% |

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. Such fees are the responsibility of and will ultimately be borne by the Company.

The Company may change the intended use of proceeds if its officers believe it is in the best interests of the company. This disclosure is not intended to be binding on the Company.

Intermediary Fee: We pay a $2,000 monthly service fee to the Intermediary. The table above assumes we close on the Target Offering Amount within 1 month, $200,000 within 3 months, $600,000 within 6 months and the Maximum Offering Amount within 10 months. The most we would need to allocate towards this expense is $24,000.

Escrow Fee: One-time fee of $1,000 Escrow account setup will come out of the proceeds raised.

Product Development: These proceeds will be used to develop new products such as prototype for consumers to monetize their data without compromising the privacy and control.

Sales and Marketing: These proceeds will be used to acquire clients and market products.

Legal/Regulatory: These proceeds will be used for legal expenses to protect the Company's intellectual property rights, corporate law actions and potentially negotiating issues related to the convertible notes.

Salaries/New Hires: These proceeds will be used for paying salaries of our founders and core team members. Once the Company raises $1,235,000, it anticipates paying founders and current management team as well as 2 new hires of an annual salary of average $50,000 each. Salaries may also be paid or increased above these amounts from successful sales and other non-offering revenue.

Working Capital: These proceeds will be used for the company's day-to-day operations.

Debt Servicing. We do not currently intend to use any of the proceeds from this offering to pay any outstanding debt.

## DIRECTORS, OFFICERS AND EMPLOYEES

The directors, officers and key employees of the Company are listed below along with all positions and offices held at with the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held | Principal Occupation and Employment Responsibilities for the Last Three (3) Years (see Bios below for more details) | Education |
|---|---|---|---|
| Eli Yaacoby | Co-founder and Vice President and CTO: Inception-present<br><br>Director: Inception-present | His responsibilities include technology strategy and vision, overseeing product development, building and managing a high-performing technology team, ensuring security and data privacy, and staying up-to-date with the latest technology trends and innovations.<br>Eli works in PDT partners – a quant hedge fund company since January 2019. His responsibilities include building and managing the company's infrastructure group and ensuring that the company's technology infrastructure supports the firm's investment strategies. | BS/MS (1991) in Electrical Engineering from Israel Institute of Technology Haifa (Technicon) |
| Nancy Martin | Secretary and Vice President of Client Relations: Inception – present<br><br>Director: Inception-present | Nancy is responsible for managing the company's relationships with its clients, including developing and implementing a client engagement strategy, managing client communications, conducting market research and collaborating with other members of the executive team. | BS (1983) in Medical Technology from Norwich University<br><br>MBA (1991) from University of Bridgeport |
| Liwen Yaacoby | Co-founder, President, CEO and treasurer: Inception – present | Liwen' s broad range of responsibilities include establishing the Company | BA (1992) in Computer Science from Boston |

| | | | |
|---|---|---|---|
| | Director: Inception-present | vision and strategy, fundraising, recruiting/managing Wymsical's core talent, overseeing the development/management of the company's products and its sales/marketing, as well as managing all aspects of the business to drive growth and success. | University |
| **Trevor Grace** | Director: March 2023 present | Board of Director, his responsibilities including oversees the strategic direction of the company, provides guidance to senior management, setting and achieving the company's goals, managing risk and ensuring legal and regulatory compliance, and provide connections to potential customers, investors, or partners.<br><br>Trevor works in dbaPlatform as Founder and Chief Visionary Officer of since 2017. He created, engineered, and developed niche software that proved vital to social media scaling in Google for large brands, franchises, and digital marketing agencies. DBA delivers services to 500,000+ locations in 46 countries worldwide. | N/A |
| **Joshua Zepeda** | Chief Marketing Officer: June, 2021-Present | Joshua is responsible for developing and executing a successful marketing strategy that drives revenue growth, this including branding and positioning, content marketing and social media, conducting market research and analysis, and measuring and reporting on marketing | BA (2018) from Roski School of Art and Design and MA (2019) from University of Southern California. |

| | | performance. Joshua works in SAGE Forecasting as Founder/CEO since 2003 to present. He provides innovative solutions in multi-media communication, marketing and branding for businesses and organizations looking to build their brand and effectively communicate their message to their target audience. | |
|---|---|---|---|
| **Thomas Cali** | Director of Business Development: August 2019- Present | Tom is responsible for identifying and pursuing new business opportunities, partnerships, and revenue streams that align with the company's strategic objectives. This includes developing and executing a business development strategy, negotiating and closing deals, researching new markets and emerging market trends, and measuring and reporting on business development performance. Tom is an Owner of Tom Cali Consulting since 2019 He provides innovative technology solutions to real estate/mortgage & title industry to improve business processes. | BS (1981) Rochester Institute of Technology (RIT). |

***Biographies:***

### Eli Yaacoby

A senior IT executive, software architect and developer for over 25 years, Eli headed enterprise applications for a $160B+ hedge fund. As a former Morgan Stanley executive, he led their web infrastructure group, and also served as lead developer for the first online banking system of Citibank.

### Nancy Martin

A client relations executive, Nancy brings more than 20 years of operational and customer service leadership experience and business administration expertise.

## Liwen Yaacoby

A serial software entrepreneur, Liwen has founded two software ventures. A former Morgan Stanley executive, she offers 25 years of IT experience in managing global scale products and platforms.

## Trevor Grace

With 20+ years' entrepreneurial experience, Trevor Grace is part technology expert, part market strategist, thought-leader, innovator, and big-time adrenaline junkie.

## Joshua Zepeda

A Media & Marketing Executive with an international portfolio spanning 5 continents. Josh has 29+ years of experience creating compelling content, messaging and branding.

## Thomas Cali

A title industry veteran with experience as a senior level executive for multi-state title agencies. Tom designed single-seat production tools that streamlined the title process. He is an innovative thinker with a passion for technology.

### *Indemnification*

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

### Employees

The company is currently operated solely by stakeholders, with no employees on board. However, the management team is planning to transition to an employee-based model in 2023.

## CAPITALIZATION AND OWNERSHIP

### Capitalization

Unless otherwise disclosed, all percentages of ownership reported in this Form C treat as outstanding 14,020,980 shares of Series A Voting Common Stock, 2,429,370 shares of Series A Voting Common Stock that are reserved for issuance under the Company's equity incentive plan and up to 312,500 share of Series B Non-Voting Common Stock that may be issued upon exercise of the Warrant. If the Warrant is not exercised or is exercised for less than 312,500 shares, fully ownership percentages disclosed would increase slightly. We exclude 704,095 shares of Series B Non-Voting Common Stock that could be issued upon conversion of the outstanding convertible notes pursuant to the MFN Conversion (as defined below), up to 809,697 shares capital stock that could be issued upon if the Majority Holder of such notes exercises the Maturity Conversion Rights (as defined below).

The Company has issued the following outstanding Securities:

| Type of security | Series A Voting Common Stock |
|---|---|
| Amount outstanding | 14,020,980 |
| Voting Rights | 1 vote per share |
| Anti-Dilution Rights | None |
| How this Security may limit, dilute or qualify the Shares issued pursuant to Regulation CF | Any additional shares issued will dilute the indirect ownership of Investors. |
| Percentage ownership of the Company by the holders of such Securities prior to the Offering. | 83.6% |

**Outstanding Options, Safes, Convertible Notes, Warrants**

The Company has reserved 2,429,370 shares of Series A Voting Common Stock for issuance to employees, officers, directors and service providers under its equity incentive plan (the "Plan"). The shares reserved for issuance under the Plan account for approximately 14.5% ownership interest in the Company. The Stock Incentive Plan permits issuance of options, RSUs and restricted stock awards. As of March 31, 2023, 240,830 options and 404,070 RSUs and no restricted stock awards were outstanding. There remained 1,784,470 shares available for issuance under the Plan. There are no voting rights associated with options or RSUs. As additional awards are issued under the Plan or the number of shares reserved for issuance under the Plan is increased, it would have a dilutive impact on the Shares issued in this Offering.

| Type of security | Convertible Notes |
|---|---|
| **Amount outstanding** ("Participation Amount") | $704,095 |
| **Interest Rate** | None |
| **Maturity Date** | August 2022 |
| **Voting Rights** | None |
| **Material Rights** | The notes are subject to automatic conversion upon a qualified equity financing arrangement, defined as sale of preferred stock by the Company with minimum gross proceeds of $1,000,000. The conversion price is the lower of 80% of the lowest price per share for such shares sold or the quotient of $13,000,000 divided by number of fully diluted outstanding common stock as of conversion date.<br><br>The notes are convertible into shares of preferred stock (on mutually agreed upon terms) on or after maturity at the option of the majority holder of the notes (the "Maturity Conversion Rights"). The conversion price is equal to the quotient of $13,000,000 divided by number of fully diluted outstanding common stock as of conversion date. Based on our current capitalization, the notes would convert into approximately 891,000 shares of capital stock of the Company.<br><br>If we sell Shares in this Offering, each holder of the notes has the right to convert (the "MFN Conversion") the outstanding principal into shares of Series B Non-Voting Common Stock at a conversion price of $1.00 per share. The maximum number of shares issuable upon such conversion is 704,095 shares of Series B Non-Voting Common Stock. |
| **Anti-Dilution Rights** | The Majority Holder has participation rights on the issuance of equity securities of the Company on the same terms and for the same price as all other investors in such offering(s) up to the Participation Amount. |
| **How this Security may limit, dilute or** | Shares will rank junior to this debt and other |

| | |
|---|---|
| **qualify the Shares issued pursuant to Regulation CF** | non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company.<br><br>If and upon a sale of the Company, the noteholders are to receive payment of two times the then outstanding principal in preference to any distribution to stockholders (including Investors).<br><br>Any additional shares issued upon conversion will dilute the indirect ownership of Investors. If preferred shares are issued upon conversion, those rights and preferences may be senior to those of the Shares owned by Investors. |
| **Percentage ownership of the Company by the holders of such Securities.** | N/A – terms of conversion unknown |

| Type of security | Warrant to Purchase Equity Securities |
|---|---|
| Amount outstanding | $250,000 |
| Expiration Date | February 4, 2024<br><br>(potential extension to February 2034 if we fail to provide certain information about the Company to warrant holder) |
| Voting Rights | None |
| Material Rights | The Warrant may be exercised at a 20% discount (or an effective conversion price of $.80 per share) for up to 312,500 shares of Series B Non-Voting Common Stock if we close on over $82,000 in proceeds under this Offering.<br><br>If the Warrant is exercised, the holder has participation rights (up to 2x the investment amount) in any subsequent Qualified Financing. |
| Anti-Dilution Rights | None. |
| How this Security may limit, dilute or qualify the Shares issued pursuant to Regulation CF | Any additional shares issued will dilute the indirect ownership of Investors. |
| Percentage ownership of the Company by the holders of such Securities. | 1.9%<br>(if exercised in full after we sell sufficient shares in this Offering to trigger exercise rights) |

The Company has the following debt outstanding:

| Type of debt | Line of credit |
|---|---|
| Name of creditor | Chase CC Main Account: Chase Credit Card |
| Amount outstanding as of March 31, 2023 | $21,738.66 |
| Interest rate and payment schedule | 16.99% (APR) / Monthly |

The Company has conducted the following prior Securities offerings in the past three years:

| Security Type | Number Sold | Money Raised | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Series A Voting Common Stock | 18,000 | $18,000 | Operating Expenses | April 2023 | Section 4(a)(2) or Rule 506(b) |
| Series A Voting Common Stock | 39,690 | $0.00 | None -- Shares Issued Upon Conversion of Notes | March 16, 2023 | Section 4(a)(2) or Rule 506(b) |
| Series A Voting Common Stock | 1,269,390 | $70,000 plus $30,000 deferred | Crowdfunding related cost & business growth | December 1, 2022 | Section 4(a)(2) or Rule 506(b) |
| Series A Voting Common Stock | 8,970 | $8,000.00 | Accelerator program | February 18, 2022 | Section 4(a)(2) or Rule 506(b) |
| Warrant | 1 | $250,000 | N/A | February 4, 2022 | Section 4(a)(2) or Rule 506(b) |

*Valuation*

The valuation of the Company will determine the amount by which the Investor's stake is diluted in the future. An early-stage company typically sells the Company's shares (or grants options over the Company's shares) to the Company's founders and early employees at inception at a very low cash cost because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

The Company has set the pre-money valuation at approximately $17,000,000, or $1.00 per share. The initial valuation and resulting purchase prices were not established in a competitive market. Valuations for companies at this stage are generally purely speculative. However, we note that members of the core management team recently purchased shares of non-voting common stock of the Company at this same per share purchase price.

The Company has generated limited revenues so far. The Company's pre-money valuation has not been validated by any independent third party. Irrespective of the price you pay, the Company's actual valuation may decrease precipitously in the future. The issuance of additional shares of common stock, convertible securities or additional option grants in the future may dilute the value of your holdings. You should not invest if you disagree with any valuation or pricing terms we offer.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

**Ownership**

The Company is mostly owned by a small group of stakeholders, which includes Liwen Yaacoby, Eli Yaacoby, Nancy Martin and the Majority Holder. Among them, Liwen and Eli Yaacoby are co-founders, board members, and officers of the Company, and together they own over 55% of the outstanding voting common stock (excluding any options or shares reserved for issuance under the Plan). This gives them considerable control over voting on important corporate matters.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power*, are listed along with the amount they own.

| Name* | Number of Shares of Series A Voting Common Stock | Voting Control* | Percentage Owned Prior to Offering |
|---|---|---|---|
| Liwen Yaacoby | 5,168,680 | 36.9% | 30.8% |
| Eli Yaacoby | 2,561,300 | 18.3% | 15.3% |
| Liwen and Eli Yaacoby (combined)* | 7,729,980 | 55.1% | 46.1% |

* Percentage voting control is only based on actual number of shares of Series A Voting Common Stock outstanding (14,020,980). Does not include additional shares of voting common stock that are held by other parties to the Stockholders Agreement or any shares of voting common stock subject to outstanding options, RSUs or shares reserved under the Plan. All voting stockholders are party to the Stockholders Agreement which could be deemed to give Liwen Yaacoby 100% voting control, since she and Eli Yaacoby are Majority Stockholders under that agreement.

Following the Offering, the Investors will not have any voting control over the Company but would own 0.17% of the Company if only the Target Offering Amount is raised (which excludes any shares issued upon exercise of the Warrant, since that threshold does not trigger exercise rights) and 7.77% if the Maximum Amount is raised and no shares are issued upon exercise of the Warrant or 6.86% if all of the shares are issued upon exercise of the Warrant.

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

### Operations

Wymsical, Inc. (the "Company") was incorporated on January 31, 2018 in the state of Delaware. Wymsical, LLC (the "Predecessor Company"), is a limited liability company organized on March 24, 2014 under the laws of Delaware under common ownership and control as the Company. In January 2018, the Predecessor Company merged with the Company, effectively transferring the Predecessor Company to the Company. The Predecessor Company was dissolved in conjunction with this merger transaction. The Company is headquartered in Greenwich, CT.

On March 16, 2023 the Company filed the Restated Charter with the Delaware Secretary of State. Pursuant to this Restated Charter, the Company's authorized securities consist of up to 23,000,000 shares of common stock, of which 21,000,000 are Series A Voting Common Stock and 2,000,000 are Series B Non-Voting Common Stock. The Company implemented a 1 to 10 forward stock split and redesignation of all outstanding shares of voting common stock at that time.

After the Offering and assuming that we successfully raise at least $350,000, we anticipate having sufficient funds to execute certain aspects of our business plan until April 2024. Our goal during the next 12 months is to aggressively acquire customers and lay a strong groundwork for future expansion. To achieve these objectives, our management team intends to take the following steps:

1. Aggressively market the product to both individuals and businesses, with a focus on building brand awareness and establish the company as a trusted provider of secure data management solutions.

2. Expand the sales team to increase the number of customer relationships and to expand the reach of the company's marketing efforts.

3. Develop and implement a customer retention strategy to ensure high customer satisfaction and reduce churn.

4. Analyze market trends and customer feedback to identify new opportunities for product development and expansion.

5. Explore potential international expansion opportunities to tap into new markets and diversify the customer base.

6. Invest in research and development to continue to enhance the product offering and to stay ahead of the competition in terms of technology and innovation.

7. Explore strategic partnerships with other companies in the industry to expand the reach of the product and to provide additional value-added services to customers.

8. Continuously monitor and optimize the company's operations and financial performance to ensure that resources are being used efficiently and effectively.

9. Maintain strong financial discipline and a focus on cash flow management to ensure the Company's long-term financial stability. Overall, the company aims to achieve significant revenue growth in the next few years, and management believes that by executing the above strategies, the company will be well-positioned for future profitability and success.

**Revenue; Net Loss**

For the period ending December 31, 2022, the Company had revenues of $0 compared to the year ended December 31, 2021, when the Company had revenue of $0. The Company had net losses of $198,412 for the fiscal year ended December 31, 2022 and net losses of $388,304 for the fiscal year ended December 31, 2021. This change was due primarily to completion of platform development.

**Liabilities; Debt**

The Company's total liabilities totaled $938,022 for the fiscal year ended December 31, 2022 and $903,790 for the fiscal year ended December 31, 2021. This change is primarily due to accrued expenses. Please see our prior discussions relating to the outstanding convertible notes that have reached maturity.

**Liquidity and Capital Resources**

Assuming we raise at least $600,000, the proceeds of the Offering will have a significant positive effect on the Company's operations and liquidity. With this level of additional funding, the Company would be able to invest in key areas such as marketing, research and development, and expanding the sales team, which will help to accelerate customer acquisition and revenue growth. This will help the Company to achieve its business objectives and build a solid foundation for future growth. Additionally, the increased liquidity provides the company with the necessary resources to manage day-to-day operations, invest in new opportunities, and weather any unexpected challenges. This will help to ensure the Company's long-term financial stability and sustainability.

The Company has no additional sources of capital in addition to the proceeds from the Offering.

**Cash and Cash Equivalents**

The Company has very limited liquidity. The Company's cash and cash equivalents were $37,497 for the fiscal year ended December 31, 2022 and $1,174 for the fiscal year ended December 31, 2021. The increase was due primarily to selling of shares. As of March 31, 2023, the Company had approximately $18,000 of cash in hand, which we predict could provide approximately 3-4 months of operations.

**Capital Expenditures and Other Obligations**

The Company does not intend to make any material capital expenditures in the future.

**Material Changes and Other Information**

Our convertible notes, with approximately $700,000 in outstanding principal, are past their maturity. Pursuant to their terms, these notes are only convertible into equity of the Company at maturity at a $13M valuation and on terms agreed to between the Company and the Majority Holder. We have not yet reached an agreement with the Majority Holder regarding the conversion terms, and negotiations for an extension of the notes are ongoing.

**Trends and Uncertainties**

<u>Going Concern</u>. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet produced revenues or profits. For the years ended December 31, 2022 and 2021, the Company sustained net losses of $198,412 and $388,304, respectively, and has incurred negative cash flows from operating activities. As of December 31, 2022, the Company had a working capital deficit of $869,025 had limited liquid assets to satisfy its obligations as they come due with cash on hand of $37,497, and had an accumulated deficit of $2,816,544. These and other factors give rise to concerns about the Company's ability to sustain its operations as a going concern for a reasonable period of time.

The Company's ability to operate in the next twelve months is reliant on its capability to generate revenues and obtain financing to fulfill current and future obligations, which will result in profitable operations. Management has assessed these circumstances and plans to obtain revenues and financing as required to fulfill its financial requirements. However, there is no guarantee that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company fail to operate as a going concern.

<u>Other</u>. After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the

Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as **Exhibit A**.

## THE OFFERING AND THE SECURITIES

### The Offering

The Company is seeking to raise the Target Offering Amount ($25,000) and up to $1,235,000 through the offer and sale of its shares of Series B Non-Voting Common Stock on a best efforts basis under Regulation CF as described in this Form C. The Company must raise an amount equal to or greater than the Target Offering Amount by the Offering Deadline. The Company has the right to extend the Offering Deadline at the Company's discretion.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. In order to purchase the Securities, you must complete the purchase process through Intermediary. You will be required to execute and deliver a subscription agreement with the Company.

The Company has set the purchase price of the Shares at $1.00 per share based off of a pre-money valuation of approximately $17M (the "**Share Price**").

### The Securities Being Offered and Rights of Securities of the Company

*The following descriptions summarize important terms of the Company's capital stock* which *consists of shares of Voting and Non-Voting Common Stock. The primary documents governing voting and rights of Investors holding the Securities are (1) the Restated Charter of the Company, attached hereto as* **Exhibit D***, (2) the Bylaws of the Company, attached hereto as* **Exhibit D***, and (3) the Subscription Agreement, attached hereto as* **Exhibit B,** *(collectively, the "***Governing Documents***"). All statements in this Form C regarding voting and control of the Securities being sold in this Offering are qualified in their entirety with reference to the Governing Documents. For a complete description of the* Company's capital stock, you should *refer to the Governing Documents and applicable provisions of the Delaware Law.*

On March 16, 2023 the Company filed the Restated Charter with the Delaware Secretary of State. Pursuant to this Restated Charter, the Company's authorized securities consist of up to 23,000,000 shares of common stock, of which 21,000,000 are Series A Voting Common Stock and 2,000,000 are Series B Non-Voting Common Stock. The Company implemented a 1 to 10 forward stock split and redesignation of all outstanding shares of voting common stock at that time. All figures in this Form C reflect the Company's capitalization after giving effect to these events.

As of the date of this Form C, there were 14,020,980 shares of Series A Voting Common Stock outstanding, shares of 2,429,370 Series A Voting Common Stock reserved for issuance under the 2023 Stock Incentive Plan and no shares of Series B Non-Voting Common Stock outstanding; however the Warrant may be exercised for up to 312,500 shares of Series B Non-Voting Common

Stock if we raise more than $82,000 in this Offering. For this Offering, the company is issuing shares of Series B Non-Voting Common Stock.

**Series A Voting Common Stock and Series B Non-Voting Common Stock**

*Voting Rights*

Series A Voting Common Stock. Each holder of our Series A Voting Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Directors are elected by a plurality of the votes cast by the shares entitled to vote; stockholders do not have a right to cumulate their votes for directors. All of the holders of Series A Voting Common Stock are party to a Stockholders Agreement where they have agreed to elect Liwen Yaacoby, Eli Yaacoby, Nancy Martin, Trevor Grace and one additional person (who is designated by a majority-in-interest of the stockholders party to that agreement) to the Board of Directors of the Company. See "*Stockholders Agreement*" below.

Series B Non-Voting Common Stock. Series B Non-Voting Common Stock is not entitled to vote on any matter that is submitted to a vote of our stockholders, except as required by Delaware law. When required to vote under applicable law, the Series B Non-Voting Common Stock are entitled to one vote for each share of Series B Non-Voting Common Stock held.

The number of authorized shares of Series B Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

*Distribution Rights*

The holders of the Series A Voting Common Stock and Series B Non-Voting Common Stock are entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

*Right to Receive Liquidation Distributions*

In the event of the company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any preferred stock that may then be outstanding, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro-rata basis to the holders of Series A Voting Common Stock and Series B Non-Voting Common Stock, treated as a single class.

*Automatic Conversion of Series B Non-Voting Common Stock*

The Series B Non-Voting Common Stock will automatically convert into voting shares of common stock of the Company (on a 1:1 basis upon (1) the approval by the Board and a vote of the holders of a majority of the shares voting common stock, or (2) development of a Trading Market (as such term is defined in the certificate of incorporation of the Company) for the voting shares of common stock of the Company. In addition, in the event the Board determines in good faith that it is advisable for the Company to utilize a special-purpose vehicle or other entity designed to aggregate the interests of holders of outstanding securities issued pursuant to Regulation CF (a "**CF SPV**") in the future, then all outstanding shares of Series B Non-Voting Common Stock shall automatically be converted into CF SPV equity interests, at a conversion rate of one share of Series B Non-Voting Common Stock for one unit or corresponding membership interest in the CF SPV. You agree in your Subscription Agreement that in the event you do not provide information or execute such documents as may be requested by the Company sufficient to affect such conversion in a timely manner, the Company may repurchase the Shares at a price to be determined in good faith by the Board of Directors.

## *Stockholders Agreement*

All of the holders of Series A Voting Common Stock are party to the Company's Amended and Restated Stockholders Agreement, dated as of March 18, 2023 (the "Stockholders Agreement").

<u>Elect Directors</u>. Pursuant to this Stockholders Agreement, all holders of our outstanding shares of Series A Voting Common Stock have agreed to elect to the Board of the Company Liwen Yaacoby, Eli Yaacoby, Nancy Martin, Trevor Grace and one additional person (who is designated by a majority-in-interest of the stockholders party to that agreement)(the "Majority Stockholders").

<u>Control of Company Decisions Granted to Majority Stockholders and Board</u>. In addition, the Stockholders Agreement provides that the Company will not do any of the following actions without the approval by a majority of the members of the Board of Directors and the Majority Stockholders:
• issue additional shares of capital stock of the company (except in connection with this Offering or any future crowdfunding offering of non-voting common stock);
• undertake a change in control or IPO of the Company;
• incur any indebtedness or create or permit any encumbrance upon the assets of the Company;
• hire, terminate or increase compensation of any employee receiving or having the right to receive annual compensation of $125,000 or more;
• enter into any transaction between the Company, any stockholder party to the Agreement, any member of the board of directors or their respective affiliates or members of their family;
• execute or deliver any general assignment for the benefit of the creditors of the Company; initiate any insolvency or bankruptcy proceedings for the Company; secure any non-Company debts or obligations with any assets of the Company; or cross-default any of the Company's obligations with any obligations of any other person;
• approve each annual budget and any material changes to such budget;
• amend, modify or waive any provisions of the Company's Certificate of Incorporation, the Company's bylaws or the Stockholders Agreement);
• grant any award under the Plan;
• undertake any merger, consolidation or other business combination involving the Company or any company subsidiary;
• exercise any right of the Company right of first refusal set forth in Section 4.03 of the Agreement; or
• establish any committee of the Board.

Additional Rights, Restrictions. The Stockholders Agreement also (1) provides that the stockholders party to that agreement have pro-rata preemptive rights over the issuance of new securities by the Company (other than the securities issued in this Offering or in any future crowdfunding offering of non-voting common stock), (2) imposes transfer restrictions on the shares of capital stock of the Company held by a stockholder party to such agreement; (3) provides the Company (first), and the stockholders party to the agreement (second), a right of first refusal on the shared subject to the agreement, (3) grants the stockholders party to the agreement tag along rights to sale of shares subject to the agreement; and (4) imposes drag-along rights on the stockholders party to the agreement (which rights can be triggered by stockholders party to the agreement holding no less than a majority of all the issued and outstanding shares on a fully diluted basis).

***Investors who purchase Securities in this Offering will NOT become parties to the Stockholders Agreement but will be subject to similar transfer limitations. Please review your Subscription Agreement, the Certificate of Incorporation and the Bylaws of the Company.***

## Other Rights

Holders of our Series A Voting Common Stock and Series B Non-Voting Common Stock have no preemptive, subscription, or other rights, and (other than as described above) there are no redemption or sinking fund provisions applicable to the Series A Voting Common Stock or the Series B Non-Voting Common Stock. There is no price based antidilution protection associated with the Shares. There are no preemptive or participation rights attached to the Shares.

## Transferability of Securities

Transfer Restrictions Applicable to Non-Voting Common Stock of Company. The Bylaws of the Company provide that any holder of Common Stock of the Company (including the Shares) must first give written notice to the Company and such transfers are subject to a right of first refusal benefiting the Company and the Company's assignees, except with respect to certain permitted transfers. The Shares are also subject to certain drag-along provisions set forth in the Subscription Agreement which limit a minority holder from voting against or exercising appraisal rights in the event of a change in control of the Company meeting the conditions of the drag-along provisions.

In addition, any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, the Subscription Agreement provides that prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

Other Restrictions. Furthermore, the Subscription Agreement provides that upon the event of an IPO, the Shares (and any capital stock into which the Securities are converted) will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

In addition, your Subscription Agreement provides that, notwithstanding anything contained in the Certificate of Incorporation or Bylaws of the Company to the contrary, if the Board of Directors determines in good faith that issuance or delivery of shares of capital stock or other securities (the "**Future Securities**") to any investor in connection with any recapitalization or change in control of the Company, irrespective of whether it is related to the exercise of any drag-along provisions set forth in the Organizational Documents or otherwise, would violate applicable law, rule or regulation (including without limitation applicable state law or the Securities Act), then your right to receive the Future Securities (or to make a choice about the form of consideration to be received in such transaction) may be limited and you may be required to accept a cash payment equal to the fair market value of such Future Securities, as determined in good faith by the Board of Directors.

Your Subscription Agreement provides us the right to repurchase the Securities you purchase in this Offering (at a price equal to fair market value of the shares as determined in good faith by the Board of Directors of the Company) (1) in the event you or certain of your related parties become subject to certain bad-actor "disqualification events" described in Rule 503 of Regulation Crowdfunding or (2) in the event we determine it is likely that we may be required to register a class of equity securities due to Section 12(g) or 15(d) of the Securities Exchange Act. We also have the right to convert your shares into interests in a crowdfunding SPV. Please review the Subscription Agreement you will sign in connection with this Offering and the Organizational Documents for more information.

**You also agree to provide the Company all personal data or information (including copies of your passport or driver license or, if available, your FinCEN identifier), in the event your beneficial ownership of the Company must be disclosed pursuant to the Corporate Transparency Act of 2019 (or any other applicable law).**

## Transfer Agent

The Company has selected DealMaker Transfer Agent, an SEC-registered securities transfer agent, to act as the Company's transfer agent for the Shares. They will be responsible for keeping track of who owns the Shares.

The Shares will be issued in book-entry, uncertificated form.

## What it Means to be a Minority Holder

As an investor in Series B Non-Voting Common Stock of the Company, you will not have any rights with respect to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. You will not be entitled to elect members of the Company's Board of Directors.

## Investment Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company is required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

## Notifications

Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

## Material Changes & Reconfirmation

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

## Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

**Investor Limitations**

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply

**Cancellations**

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

**Oversubscriptions**

The Target Offering Amount is $25,000, but investments in excess of the Target Offering Amount will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

**Updates**

Updates on the status of this Offering may be found at www.invest.wault.com

**ENTERPRISE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.**

**Commission and Fees**

The Intermediary for the Offering is DealMaker Securities LLC, a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 8-70756 and the Central Registration Depository (CRD) number is 315324.

As compensation for the services provided by DealMaker Securities LLC, the issuer is required to pay to DealMaker Securities LLC a fee consisting of 4% (four percent) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash. Additionally, the issuer must reimburse certain expenses related to the Offering. No Securities will be issued to the Intermediary as fees in the Offering.

|  | Price to Investors | Service Fees and Commissions (1)(2) | Net Proceeds |
|---|---|---|---|
| **Minimum Individual Purchase Amount (3)** | $100.00 | $4.00 | $96.00 |
| **Target Offering Amount** | $25,000.00 | $1,000.00 | $24,000 |
| **Maximum Offering Amount** | $1,235,000.00 | $49,200.00 | $1,185,800.00 |

(1) This excludes accounting fees, legal expenses, payment processing fees, transfer agent fees, expenses of marketing the offering or escrow agent fees.
(2) In addition to the four percent (4%) of cash proceeds received in the Offering, the Intermediary will receive a one-time $17,500 administrative and compliance fee, and a $2,000 monthly maintenance fee. The intermediary will additionally receive transaction fees for Secure Bank-to-Bank Payments of 2%, for credit card payments of 4.5%, and for Express/Digital Wire Transfers of 1%. The Company, which intends to engage in rolling closings after the Target Offering Amount and other conditions are met, will also be charged a $250.00 fee per closing and a $15.00 per investor transaction fee by the Intermediary. Each Investor will be required to pay a $25 fee to submit a subscription in this Offering.
(3) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

**_Stock, Warrants and Other Compensation_**

None.

## DILUTION

Investors should understand the potential for dilution. The Investor's indirect stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you indirectly own will go down, even though the value of the Company may go up. You will indirectly own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees receiving equity awards or exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

• In June 2023 Jane invests $20,000 for shares that represent 2% of a company valued at $1 Million.

• In December the company is doing very well and sells $5 Million in shares to venture capitalists on a valuation (before the new investment) of $10 Million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

• In June 2024 the company has run into serious problems and in order to stay afloat it raises $1 Million at a valuation of only $2 Million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the Convertible Notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

**If you are making an investment expecting to indirectly own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company.**

**Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.**

**TAX MATTERS**

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE** INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S **SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVI**CE BASED ON THE TAXPAYER'S PARTICULAR **CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

**Related Person Transactions**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse

The Company has the following transactions with related persons:

Stock Purchase and Note Conversions and Ownership.

The following related parties purchased shares of non-voting common stock from the Company during April 2023 in amounts that meet the thresholds for disclosures outline above:

| Name/Title | Amount Paid | Number of Shares of Series A Voting Common Stock |
|---|---|---|
| Eli Yaacoby, founder, director and executive officer (CTO) | $5,000 | 5,000 |
| Liwen Yaacoby, founder, director and executive officer (CEO) | $5,000 | 5,000 |
| Nancy Martin, director and executive officer VP of Client Relations | $5,000 | 5,000 |
| Thomas Cali, executive officer (Director of Business Development) | $2,500 | 2,500 |
| Joshua Zepeda, executive officer (CMO) | $500 | 500 |

The following related parties elected to convert outstanding notes (before maturity) at a valuation of $13M during March 2023 in amounts that meet the thresholds for disclosures outlined above:

| Name/Position | Amount of Debt Converted | Number of Shares of Series A Voting Common Stock Issued on Conversion |
|---|---|---|
| Joshua Zepeda, Executive Officer, CMO | $10,000 | 12,600 |
| Nancy Martin, | $5,000 | 6,300 |

| | | |
|---|---|---|
| director and executive officer VP of Client Relations | | |
| Eli Yaacoby, founder, director and executive officer (CTO) | $5,000 | 6,300 |
| Liwen Yaacoby, founder, director and executive officer (CEO) | $5,000 | 6,300 |

The following related parties hold convertible notes in amounts that meet the thresholds for disclosures outlined above:

| Name/Position | Amount of Debt |
|---|---|
| Nancy Martin, director and executive officer VP of Client Relations | $25,000 |
| Liwen Yaacoby, founder, director and executive officer (CEO) | $50,000 |
| Thomas Cali, executive officer (Director of Business Development) | $30,000 |

Relationship with Affiliate of Director for Offering Marketing. In December 2022, we entered into a consulting agreement with Arkk Venture LLC, an entity affiliated with Trevor Grace (one of our directors) ("Arkk"), where Arkk has agree to assist with identifying strategic clients and go-to-market partners and various sales and business development efforts. We have agreed to pay 10% of any net revenue we earn from any clients Arkk introduces to us in the initial 2 year period of the agreement. Arkk also entered into a stock purchase agreement where it purchased 1,269,390 shares of Series A Voting Common Stock in exchange for cash investment of $100,000 (in two separate installments) and services. We also agreed to appoint a representative of Arkk to our Board of Directors (for two years).

Engagement of Affiliate of Founder/CEO/Director for Software Development and Maintenance. The company has enlisted the services of Techwuli Software Solutions, a custom software development firm owned by Liwen Yaacoby, who is also the co-founder, CEO, and director of the company, for the purpose of software development and maintenance. The Company has paid $105,000 for services rendered by Techwuli during the 2021 fiscal year and $4,485 during the 2022 fiscal year, with no payments made through March 31, 2023, and $186,000 accounts payable being deferred. We do not anticipate using proceeds from the Offering to pay off these obligations or to engage in further research and development.

Salaries. Once the Company raises $1,235,000, it anticipates paying founders and current management team as well as 2 new hires of an annual salary of average $50,000 each. Salaries may also be paid or increased above these amounts from successful sales and other non-offering revenue. See also the description of the Stockholders Agreement above, which could be viewed to involve a related party transaction.

**Conflicts of Interest**

Other than as disclosed under "Related Party Transactions", the Company has not engaged any transactions or has any relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:

## OTHER INFORMATION

**None.**

**Bad Actor Disclosure**

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Liwen Yaacoby
(Signature)

Liwen Yaacoby
(Name)

President and CEO (PEO)
(Title)

/s/Nancy Martin
(Signature)

Nancy Martin
(Name)

Secretary and Vice President of Client Relations (PFO)
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Eli Yaacoby
(Signature)

Eli Yaacoby
(Name)

Director,
(Title)

(Date) May 19, 2023

/s/Nancy Martin
(Signature)

Nancy Martin
(Name)

Director,
(Title)

(Date) May 19, 2023

/s/Liwen Yaacoby
(Signature)

Liwen Yaacoby
(Name)

Director
(Title)

(Date) May 19, 2023

/s/Trevor Grace
(Signature)

Trevor Grace
(Name)

Director
(Title)

(Date) May 19, 2023

***Instructions.***

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Liwen Yaacoby, being the President and CEO of Wymsical, Inc., a Corporation (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2022 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2022, and the related notes to said financial statements (Collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2022, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Liwen Yaacoby
(Signature)

Liwen Yaacoby
(Name)

President and CEO
(Title)

(Date)May 19, 2023

**EXHIBIT A**
*Reviewed Financial Statements*

# Wymsical, Inc.
## A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2022 and 2021

# WYMSICAL, INC.

## TABLE OF CONTENTS

|  | Page |
|---|---|
| Independent Accountant's Review Report | 1 |
| Financial Statements (unaudited) as of December 31, 2022 and 2021 and for the years then ended: | |
| Balance Sheets | 2 |
| Statements of Operations | 3 |
| Statements of Changes in Stockholders' Deficit | 4 |
| Statements of Cash Flows | 5 |
| Notes to the Financial Statements | 6 |



To the Board of Directors of
Wymsical, Inc.
Greenwich, CT

### INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Wymsical, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

### Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

### Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

*Artesian CPA, LLC*

**Artesian CPA, LLC**
Denver, Colorado
March 27, 2023

### Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330  f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

## WYMSICAL, INC.
### BALANCE SHEETS (UNAUDITED)
#### As of December 31, 2022 and 2021

| | December 31, 2022 | December 31, 2021 |
|---|---:|---:|
| **ASSETS** | | |
| Current Assets: | | |
| Cash in bank | $ 37,497 | $ 1,174 |
| Total Current Assets | 37,497 | 1,174 |
| | | |
| Receivable from shareholder | 15,000 | 15,000 |
| | | |
| TOTAL ASSETS | $ 52,497 | $ 16,174 |
| | | |
| **LIABILITIES AND STOCKHOLDERS' DEFICIT** | | |
| Current Liabilities: | | |
| Accounts payable, related party | $ 186,000 | $ 186,000 |
| Accrued expenses | 16,427 | 8,195 |
| Convertible notes payable, related party, current portion | 599,095 | 599,095 |
| Convertible notes payable, current portion | 105,000 | 105,000 |
| Total Current Liabilities | 906,522 | 898,290 |
| | | |
| Convertible notes payable, related party, net of current portion | 15,000 | 1,500 |
| Convertible notes payable, net of current portion | 16,500 | 4,000 |
| | | |
| Total Liabilities | 938,022 | 903,790 |
| | | |
| Stockholders' Deficit | | |
| Series A Voting Common Stock, $0.00001 par, 21,000,000 shares authorized 15,636,750 and 14,223,700 shares issued and outstanding as of December 31, 2022 and 2021, respectively | 157 | 143 |
| Series B Non-Voting Common Stock, $0.00001 par, 2,000,000 shares authorized, nil issued or outstanding | - | - |
| Additional paid-in capital | 1,930,862 | 1,730,373 |
| Accumulated deficit | (2,816,544) | (2,618,132) |
| Stockholders' Deficit | (885,525) | (887,616) |
| | | |
| TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT | $ 52,497 | $ 16,174 |

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

# WYMSICAL, INC.
## STATEMENTS OF OPERATIONS (UNAUDITED)
### For the years ended December 31, 2022 and 2021

|  | 2022 | 2021 |
|---|---|---|
| Sales, net | $ - | $ - |
| **Operating Expenses:** | | |
| Sales and marketing | 1,172 | 4,032 |
| Research and development | 4,485 | 105,000 |
| General and administrative | 189,766 | 278,003 |
| Total Operating Expenses | 195,423 | 387,035 |
| Loss from operations | (195,423) | (387,035) |
| **Other Income/(Expense):** | | |
| Interest expense | (2,989) | (1,269) |
| Total Other Income/(Expense) | (2,989) | (1,269) |
| Net Loss | $ (198,412) | $ (388,304) |

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 3 -

## WYMSICAL, INC.
### STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT (UNAUDITED)
For the years ended December 31, 2022 and 2021

| | Series A Voting Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Stockholders' Deficit |
| --- | --- | --- | --- | --- | --- |
| | Shares | Amount | | | |
| Balance at December 31, 2020 | 13,954,320 | $ 140 | $ 1,470,275 | $ (2,229,828) | $ (759,413) |
| Stock-based compensation expense | - | - | 20,083 | - | 20,083 |
| Issuance of restricted stock | 269,380 | 3 | 240,015 | - | 240,018 |
| Net loss | - | - | - | (388,304) | (388,304) |
| Balance at December 31, 2021 | 14,223,700 | 143 | 1,730,373 | (2,618,132) | (887,616) |
| Stock-based compensation expense | - | - | 2,494 | - | 2,494 |
| Issuance of restricted stock | 134,690 | 1 | 120,008 | - | 120,009 |
| Issuance of common stock | 1,278,360 | 13 | 77,987 | - | 78,000 |
| Net loss | - | - | - | (198,412) | (198,412) |
| Balance at December 31, 2022 | 15,636,750 | $ 157 | $ 1,930,862 | $ (2,816,544) | $ (885,525) |

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

# WYMSICAL, INC.
## STATEMENTS OF CASH FLOWS (UNAUDITED)
### For the years ended December 31, 2022 and 2021

|  | 2022 | 2021 |
|---|---|---|
| **Cash Flows from Operating Activities** |  |  |
| Net loss | $ (198,412) | $ (388,304) |
| Adjustments to reconcile net loss to net cash |  |  |
| used in operating activities: |  |  |
| Stock-based compensation expense | 122,503 | 260,101 |
| Change in operating assets and liabilities: |  |  |
| (Increase)/decrease in deposits | - | 500 |
| Increase/(decrease) in accounts payable, related party | - | 82,000 |
| Increase/(decrease) in accrued expenses | 8,232 | 11,079 |
| Net Cash Used in Operating Activities | (67,677) | (34,624) |
|  |  |  |
| **Cash Flows from Financing Activities** |  |  |
| Proceeds from convertible notes payable | 12,500 | 12,000 |
| Proceeds from convertible notes payable, related party | 13,500 | 1,500 |
| Proceeds from sale of common stock | 78,000 | - |
| Net Cash Provided by Financing Activities | 104,000 | 13,500 |
|  |  |  |
| Net change in cash in bank | 36,323 | (21,124) |
| Cash in bank at beginning of year | 1,174 | 22,298 |
| Cash in bank at end of year | $ 37,497 | $ 1,174 |
|  |  |  |
| **Supplemental Disclosure of Cash Flow Information** |  |  |
| Cash paid for interest | $ 2,989 | $ 1,269 |
| Cash paid for income taxes | $ - | $ - |

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

## WYMSICAL, INC.
## NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
### As of December 31, 2022 and 2021 and for the years then ended

### NOTE 1: NATURE OF OPERATIONS

Wymsical, Inc. (the "Company") was incorporated on January 31, 2018 in the state of Delaware. Wymsical, LLC (the "Predecessor Company"), is a limited liability company organized on March 24, 2014 under the laws of Delaware under common ownership and control as the Company. In January 2018, the Predecessor Company merged with the Company, effectively transferring the Predecessor Company to the Company. The Predecessor Company was dissolved in conjunction with this merger transaction.

The Company has developed a SaaS platform that empowers businesses to reduce fraud and liability by granting customers the control of their personal information.

As of December 31, 2022, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, product development, and efforts to raise additional capital.

### NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet produced revenues or profits. For the years ended December 31, 2022 and 2021, the Company sustained net losses of $198,412 and $388,304, respectively, and has incurred negative cash flows from operating activities. As of December 31, 2022, the Company had a working capital deficit of $869,025 had limited liquid assets to satisfy its obligations as they come due with cash on hand of $37,497, and had an accumulated deficit of $2,816,544. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues. and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

### NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash in bank, accounts payable and convertible notes payable.

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of December 31, 2022 and 2021, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, *Revenue from Contracts with Customers* establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not recognized any revenue to date.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2022 and 2021 was $1,172 and $4,032, respectively.

Research and Development

Research and development costs are expensed as incurred.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

From its inception until January 31, 2018, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members.

For the period after January 31, 2018 conversion to a corporation, the Company was taxable as a corporation. The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. The Company adopted this standard effective January 1, 2021, but the adoption did not have an impact to the Company's financial statements as it had no leases in place during the years ended December 31, 2022 or 2021.

In December 2019, the FASB issued ASU No. 2019-12, *Income Taxes* (Topic 740): *Simplifying the Accounting for Income Taxes* ("ASU 2019-12"), which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistency among reporting entities. The ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company adopted this standard in 2022, which did not have a material impact on Company's financial condition or results of operations.

In August 2020, the FASB issued Accounting Standards Update No. 2020-06, *Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity* ("ASU 2020-06"). ASU 2020-06 simplifies the accounting for convertible instruments, the accounting for contracts in an entity's own equity, and the related earnings per share calculations. The new standard is effective for fiscal years beginning after December 15, 2023. Management does not expect the adoption of ASU 2020-06 to have a material impact on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

**NOTE 4: DEBT FINANCING AGREEMENTS**

Convertible Notes Payable

Prior to 2021, the Company issued two convertible promissory notes totaling $97,000 which are subject to automatic conversion upon a qualified equity financing arrangement, defined as sale of equity securities by the Company with minimum gross proceeds of $1,000,000. The conversion price is the lower of 80% of the lowest price per share for such shares sold or the quotient of $13,000,000 divided by number of fully diluted outstanding common stock as of conversion date. During 2021, the Company issued an additional $8,000 to one of the noteholders, under the same terms. These notes are non-interest bearing and matured in August 2022.

The notes are convertible on or after maturity at the option of the majority holder. The conversion price is equal to the quotient of $13,000,000 divided by number of fully diluted outstanding common stock as of conversion date.

# WYMSICAL, INC.
## NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
### As of December 31, 2022 and 2021 and for the years then ended

If and upon a sale of the Company, the noteholders are to receive payment of two times the then outstanding principal in preference to any distribution to holders of the Company's common stock.

During 2022 and 2021, the Company issued two convertible notes totaling $12,500 and $4,000 under the same terms, maturing February 2024.

The outstanding balance of these notes as of December 31, 2022 and 2021 was $121,500 and $109,000, respectively. No principal payments, nor conversions occurred in the years ended December 31, 2022 and 2021.

Convertible Notes Payable, Related Party

Prior to 2021, the Company issued four convertible promissory notes totaling $599,095 which are subject to automatic conversion upon a qualified equity financing arrangement, defined as sale of equity securities by the Company with minimum gross proceeds of $1,000,000. The conversion price is the lower of 80% of the lowest price per share for such shares sold or the quotient of $13,000,000 divided by number of fully diluted outstanding common stock as of conversion date. These notes are non-interest bearing and matured in August 2022.

The notes are convertible on or after maturity at the option of the majority holder. The conversion price is equal to the quotient of $13,000,000 divided by number of fully diluted outstanding common stock as of conversion date.

If and upon a sale of the Company, the noteholders are to receive payment of two times the then outstanding principal in preference to any distribution to holders of the Company's common stock.

During 2022 and 2021, the Company issued additional convertible notes totaling $13,500 and $1,500 under the same terms, maturing February 2024.

The outstanding balance of these notes as of December 31, 2022 and 2021 was $614,095 and $600,595, respectively. No principal payments, nor conversions occurred in the years ended December 31, 2022 and 2021.

## NOTE 5: STOCKHOLDERS' DEFICIT

Capital Structure

From inception through January 31, 2018, Wymsical, Inc. (formerly Wymsical, LLC) was a limited liability company. Wymsical, LLC denominated its membership interests as common units and preferred units, which were converted into the newly created class of stockholders' equity in Wymsical, Inc.

The Company's articles of incorporation, as amended and restated, authorized 23,000,000 shares of common stock (post stock split) with par value of $0.00001 per share, and authorize the creation of two classes of common stock, "Series A Voting Common Stock" and "Series B Non-voting Common Stock", with 21,000,000 shares of the common stock designated as Series A Voting Common Stock and 2,000,000 shares of the common stock designated as Series B Non-voting Common Stock.

As of December 31, 2022 and 2021, the Company has 15,636,750 and 14,223,700 shares of Series A Voting common stock issued and outstanding, respectively. There were no shares of Series B Non-voting common stock issued and outstanding as of December 31, 2022 and 2021.

Common Stock

Prior to 2021, the Company granted 383,630 shares of restricted Series A Voting common stock under a restricted stock award agreement. All shares were vested as of the date of grant.

In 2021, the Company granted 1,481,590 shares of restricted Series A Voting common stock under a restricted stock award agreement. 538,760 of the 1,481,590 shares vests over a period of two years (50% vests during 2021, 25% during 2022, and 25% vests during 2023), 134,690 shares vest based on performance measures defined in the agreement, and the remaining shares vest upon a change in control as defined in the agreement. In 2022 and 2021, 134,690 and 269,380 shares vested, and the Company recorded stock-based compensation expense of $120,009 and $240,018, all respectively. As of December 31, 2022, 1,077,520 shares of Series A Voting common stock remained subject to vesting terms. As of December 31, 2022, there was $960,070 of unrecognized compensation. The holder of this award left the Company during January 2023, and all unvested shares were forfeited.

In February 2022, the Company issued 8,970 shares of its Series A Voting common stock at a price of $0.89 per share, for gross proceeds of $8,000.

In November 2022, the Company issued 1,269,390 shares of its Series A Voting common stock at a price of $0.06 per share, for gross proceeds of $70,000. As part of this stock purchase agreement, the purchaser agreed to remit an additional $30,000 in cash to the Company upon a qualified equity financing arrangement, defined as sale of equity securities by the Company with minimum gross proceeds of $200,000. In addition to the cash payments, the purchaser shall perform various services discussed in the stock purchase agreement. Given the uncertain nature of the services to be performed and the lack of vesting provisions, these provisions have been attributed zero value in these financial statements.

Stock Warrants

During 2022, the Company awarded warrants to purchase $250,000 of equity in the Company at a price that varies based on the next qualified equity financing arrangement, but that is equal to the price in the triggering equity financing arrangement unless certain factors are not met, which would then provider the holder with a discount in the future equity financing. Based on analysis of this instrument, the Company determined the warrant had a trivial value as of December 31, 2022 and did not record any expense in association with this warrant.

Stock Options

The Company accounts for stock-based compensation under the provisions of Topic 718, *Compensation - Stock Compensation*, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee officers based on estimated fair values as of the date of grant. Compensation expense is recognized on a straight-line basis over the requisite service period. The Company has a stock-based employee compensation plan, the 2018 Equity Incentive Plan (the "Plan"), for which 4,508,640 shares of Series A Voting common stock were initially reserved for issuance under the Plan to certain employees, consultants, and directors. Awards granted under the Plan are made in the form of Non-Qualified Stock Options (NQSOs). There were 2,402,590 and 2,402,590 shares available for issuance under the Plan as of December 31, 2022 and 2021, respectively.

The restricted Series A Voting common stock grants discussed above were issued from the Plan's reserves.

NQSOs are granted to certain employees and consultants of the Company from time to time. As of December 31, 2022 and 2021, 240,830 and 240,830 NQSOs were issued and outstanding, respectively, under the Plan. Vested NQSOs were 240,830 and 220,200 as of December 31, 2022 and 2021, respectively. During the years ended December 31, 2022 and 2021, there were 0 and 269,380 NQSOs forfeited, respectively.

The Company's NQSOs typically expire ten years after the grant date and vesting occurs immediately or over a period of two years.

A summary of options activities under the Plan for the years ended December 31, 2022 and 2021 is as follows:

| | December 31, 2022 | | December 31, 2021 | |
| --- | --- | --- | --- | --- |
| | Options | Weighted Average Exercise Price | Options | Weighted Average Exercise Price |
| Outstanding - beginning of year | 240,830 | $ 0.76 | 240,830 | $ 0.76 |
| Granted | - | $ - | 269,380 | $ 0.89 |
| Excercised | - | $ - | - | $ - |
| Forfeited | - | $ - | (269,380) | $ 0.89 |
| Outstanding - end of year | 240,830 | $ 0.76 | 240,830 | $ 0.76 |
| Exercisable at end of year | 240,830 | $ 0.76 | 220,200 | $ 0.75 |
| Intrinsic value of options outstanding at year-end | $ - | | $ - | |
| Weighted average duration (years) to expiration of outstanding options at year-end | 6.14 | | 7.13 | |
| Weighted average duration (years) to expiration of exercisable options at year-end | 6.14 | | 7.13 | |

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's Series A Voting common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. In accordance with ASC 718, as a private company, the Company has elected to use a 0% forfeiture rate in calculating its stock compensation expense.

The Company calculated its estimate of the value of the stock-based compensation and recorded compensation costs related to the stock options vested for the years ended December 31, 2022 and 2021 of $2,494 and $20,083, respectively. As of December 31, 2022 and 2021, there was $0 and $2,494 of unrecognized compensation costs.

There were no stock options issued during the year ended December 31, 2022. All stock options issued during the year ended December 31, 2021 were forfeited before any vesting occurred.

## NOTE 6: RELATED PARTY TRANSACTIONS

During the years ended December 31, 2022 and 2021, the Company had $4,485 and $105,000 of platform development expenses with a company related by common ownership, respectively. As of December 31, 2022 and 2021, the Company had $186,000 and $186,000 in accounts payable to a company related by common ownership, respectively.

As of December 31, 2022 and 2021, the Company had a receivable from shareholder in the amount of $15,000 and $15,000, respectively.

See Note 4 for discussion of related party loans.

## NOTE 7: INCOME TAXES

As of December 31, 2022 and 2021, the Company had net deferred tax assets before valuation allowance of $215,095 and $190,083, respectively.

The following table presents the deferred tax assets by source:

|  | 2022 | 2021 |
|---|---|---|
| Deferred Tax Assets: |  |  |
| Net operating loss carryforwards | $ 209,016 | $ 188,577 |
| Stock compensation | 6,079 | 1,506 |
| Less: Valuation allowance | (215,095) | (190,083) |
| Deferred tax assets, net | $ - | $ - |

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2022 and 2021, cumulative losses through December 31, 2022, and no history of generating taxable income Therefore, a valuation allowance of $215,095 and $190,083 was recorded as of December 31, 2022 and 2021, respectively, reducing the net deferred tax assets to zero. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 26.9%. Due to the full valuation allowance, the Company's effective tax rate was 0% for the years ended December 31, 2022 and 2021.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2022, the Company estimates it had net operating loss carryforwards available to offset future taxable income in the amount of $776,289, which may be carried forward to offset future income.

There was no income tax expense or benefit for the years ended December 31, 2022 and 2021 due to the full valuation allowance recorded.

The reconciliation of the income tax benefit is computed at the U.S. federal statutory rate as follows:

|  | 2022 | 2021 |
|---|---|---|
| Federal Statutory Tax Rate | 21.00% | 21.00% |
| Permanent Differences | (12.70%) | (12.98%) |
| Change in Valuation Allowance | (8.30%) | (8.02%) |
| Net deferred tax asset | - | - |

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2022 tax year remains open to examination.

## NOTE 8: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition, or results of operations. As of December 31, 2022 and 2021, the Company has not reported any lawsuit or known plans of litigation by or against the Company.

## NOTE 9: REGULATION CF OFFERING

During December 2022, the Company entered into a Regulation Crowdfunding offering agreement with DealMaker Securities ("DealMaker") which entitles DealMaker to a commission of 3% of the total amount raised and 1% of the total securities issued as part of a successful offering, as defined in the agreement. The Company anticipates commencing its Regulation Crowdfunding offering in 2023.

## NOTE 10: SUBSEQUENT EVENTS

Stock Split

During March 2023, the Company effected a 10-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all shares and per share amounts of the Company for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

The amended and restated articles of incorporation increased the authorized stock from 17,500,000 shares (post stock split) of common stock with a par value of $0.0001 to 23,000,000 shares (post stock split) of common stock with a par value of $0.00001 with 21,000,000 shares of the authorized common stock designated as Series A Voting Common Stock and 2,000,000 shares of the common stock designated as Series B Non-Voting Common Stock. Series A Voting Common Stock and Series B Non-Voting Common Stock are identical with the exception of voting rights, to which Series B Non-Voting Common Stock do not have voting rights, and of conversion provisions, where Series B Non-Voting Common Stock are subject to various conversion triggers into Series A Voting Common Stock or into LLC membership interests in a separate special purpose vehicle entity.

Conversions of Convertible Notes Payable

During March 2023, $16,500 of convertible notes payable was converted into 20,790 shares of Series A Voting common stock and $15,000 of convertible notes payable, related party was converted into 18,900 shares of Series A Voting common stock.

<u>Management's Evaluation</u>

Management has evaluated subsequent events through March 27, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

**EXHIBIT B**
*Wymsical Opportunity Site*



**THE FUTURE IS HERE**

# MONETIZE & CONTROL YOUR DATA WITH WAULT

WAULT empowers individuals to control and monetize their data while delivering businesses authenticated zero-party data. Designed and built for optimal security, the Wault platform helps businesses reduce liability by achieving compliance with global privacy regulations while simultaneously authenticating and protecting all parties to a transaction, including employees, members, and customers.

**INVEST NOW**

Offering Circular (For US Investors)  |  Form C

Price per share – **$1.00** | Minimum investment – **$100**

Funds raised



$0                                                              $25,000



**CONTROL AND AUTHENTICATE**

## CONTROL WHAT YOU SEE IN THE DIGITAL SPACE

WAULT® ("Portable as a Wallet, Safe as a Vault" TM) is the only platform that combines secure document storage and sharing, with user authentication and verified credentials. Unlike collaboration platforms such as Dropbox or Google Docs where documents can be changed by anyone with access, WAULT® is an immutable platform for storing and sharing verified documents that you don't want changed. This makes WAULT® the ideal secure platform for sharing sensitive documents with verified recipients. Wault is a revolutionary API platform that stores, protects and authenticates your precious personal information and ultimately, your investments.

You decide who, when, where and for how long your information is shared. If they're not authenticated, their access is denied. It's simple. There has never been a more critical time for digital encryption, immutability and authentication. There has never been a more critical need for Wault.

**INVEST NOW**



**MONETIZATION**

## MONETIZE WHAT YOU SEE IN THE DIGITAL SPACE

Wault presents an innovative solution that grants users the unprecedented ability to monetize their online activities. With its cutting-edge technology, users earn compensation for simply sharing anonymous demographic information to designated parties. This information is then utilized to tailor ads to the specific interests and preferences of the user, effectively incentivizing them for purchases they would have made regardless.

What sets Wault apart is that it empowers users with control over their data, ensuring that large corporations are no longer able to harvest and exploit it without consent or compensation. By returning control to the hands of the user, Wault safeguards the privacy of its users and advances a revolutionary approach to ethical data collection and utilization, vastly improving user satisfaction.

Wault offers a highly efficient method of ad delivery that benefits both buyers and sellers.





By providing tailored advertising, Wault enables potential buyers to discover products that align with their interests, resulting in improved customer satisfaction. At the same time, sellers can target their ads with greater accuracy, enhancing the efficiency of their marketing strategies. It's a win-win solution for everyone involved.

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THE BEGINNING

# HOW IT STARTED

Having worked in technology our entire professional careers, and witnessing first-hand how fundamentally broken the world's system of digital credentials is, we created Wault to protect and empower both individuals and businesses alike.

From the day we founded Wault, our passion has been, and will continue to be, pushing the boundaries of credentials security, authentication and control. We created Wault to help businesses and individuals like you secure what's yours with the world's most advanced and revolutionary technology.

**We created Wault to authenticate the world for good.**

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AUTHENTICATING THE WORLD FOR GOOD

# HOW WAULT WORKS

**INVEST NOW**



## IMPENETRABLE ENCRYPTION

We use Advanced Encryption Standards and Transport Layer Securities to safeguard your data against tampering and unauthorized access during storage or sharing with those you have granted access. Your data is highly encrypted and immutable.

Invest Now



## ADVANCED AUTHENTICATION

We verify the authenticity of a person or business before onboarding using the world's most sophisticated multi-step process. This includes facial recognition and liveness tests to directly and irrefutably match your physical identity with your digital identity, in real-time.

Invest Now



## PROTECTION

Our platform sits on Azure Cloud, with the highest levels of security, privacy, compliance, and availability. We protect against any cyberattack or unauthorized access attempt and automatically maintain a history when you access or change your documents.

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## STORAGE

Your private, authenticated credentials and documents are safely stored using a multi-factor approach to eliminate the risk of unauthorized access or hacking. You control who accesses your credentials, when they are granted access, and for how long.

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INVESTOR'S

# PERKS

**INVEST NOW**

Invest

## $1,000+

Receive:

- Two 1-year Subscription to WAULT

Invest

## $10,000+

Receive:

- Two 1-year Subscription to WAULT,
- plus Broadway Show for 2 people in NYC

Invest

## $50,000+

Receive:

- Two 1-year Subscription to WAULT,
- plus Dinner Cruise, Museum Tour, Show for 2 people in NYC with 1 night hotel stay.

Invest

## $100,000+

Receive:

- Two 1-year Subscription to WAULT,
- plus VIP Wine tasting trip for 2 people to Napa Valley. White Glove service includes air travel (within continental U.S.), transportation to Hotel, Winery tasting/Tour, 2-night hotel stay (1 room).















In addition, Investors who invest $1,000+ AND complete an investment by July 4th, 2023 will receive 1 Lifetime Subscription of WAULT

LIWEN YAACOBY

**Co-Founder/CEO**

A serial software entrepreneur, Liwen has founded two software ventures. A former Morgan Stanley executive, she offers 25 years of IT experience in managing global scale products and platforms.

ELI YAACOBY

**Co-Founder/CTO**

A senior IT executive, software architect and developer for over 25 years, Eli headed enterprise applications for a $160B+ hedge fund. As a former Morgan Stanley executive, he led their web infrastructure group, and also served as lead developer for the first online banking system of Citibank.

NANCY MARTIN

**Partner/Client Relations**

A client relations executive, Nancy brings more than 20 years of operational and customer service leadership experience and business administration expertise to Wault and its clients.

THOMAS CALI

**Business Development Director**

A title industry veteran with experience as a senior level executive for multi-state title agencies. Tom designed single-seat production tools that streamlined the title process.

JOSHUA ZEPEDA

**Chief Marketing Officer**

A Media & Marketing Executive with an international portfolio spanning 5 continents. Josh has 29+ years of experience creating compelling content, messaging and branding.

MEET THE TEAM

## MEET THE FACES BEHIND WAULT

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# FREQUENTLY ASKED QUESTIONS

- Why invest in startups?
- How much can I invest?
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WAULT

# AUTHENTICATING THE WORLD FOR GOOD

There has never been a more critical time for digital encryption, immutability and authentication. There has never been a more critical need for Wault. Don't miss this opportunity. Invest in Wault, today!

# INVEST IN REVOLUTIONARY TECHNOLOGY

## LEARN MORE ABOUT INVESTING OPPORTUNITIES

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Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of | located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's

DealMaker Securities LLC does not make investment recommendations.

DealMaker Securities LLC is **NOT** placing or selling these securities on behalf of the Issuer.

DealMaker Securities LLC is **NOT** soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.

DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.

DealMaker Securities LLC is **NOT** vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

**EXHIBIT C**
*Subscription Agreement*

## SUBSCRIPTION AGREEMENT

**THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.** THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

**THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS.** ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

**INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST.** THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

**PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT ON FORM C OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE.** IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO:

Wymsical, Inc.

15 E. Putnam Avenue #109
Greenwich, CT 06830

Ladies and Gentlemen:

1) Subscription.

   a) The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase such number of shares of Series B Non-Voting Common Stock, par value $0.00001 (the

"**Securities**" or "**Series B Non-Voting Common Stock**" or "**Shares**")) of Wymsical, Inc., a Delaware corporation (the "**Company**"), set forth on the signature page at a per share price of $1.00 and for the total purchase price set forth on the signature attached hereto, upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Amended and Restated Certificate of Incorporation of the Company, the Bylaws of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.  Capitalized terms not otherwise defined have the meaning set forth in the Offering Statement on Form C of the Company filed with the SEC (the "**Offering Statement**").

b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement and any other information required by the Subscriber to make an investment decision.

c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.  The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

d)   Subscriber acknowledges that it may cancel its subscription up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason. Once within 48 hours of the Offering Deadline Subscriber will not be able to cancel for any reason, even if they make a subscription during this period.

e)   The aggregate value of Securities sold shall not exceed $1,235,000 (the "**Oversubscription Offering**"). The Company may accept subscriptions until the Offering Deadline set forth in the Offering Statement (as amended from time to time) (the "**Termination Date**").  Providing that subscriptions for $25,000 worth of Securities (excluding the value of any Securities issued to the Intermediary)  are received (the "**Target Offering Amount**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

f)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2) [intentionally omitted].

3) Purchase Procedure.

    a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

    b) Escrow arrangements. Payment for the Securities shall be received by the escrow agent appointed by the securities intermediary in this offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4) Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

    a) Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all the requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

    b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

    c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefore in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

d) <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate actions on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

e) <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

f) <u>Financial statements.</u> Complete copies of the Company's unaudited financial statements consisting of balance sheets, statements of operations, statements of changes in stockholders' deficit and statements of cash flows as December 31, 2022 and 2021 (the "**Financial Statements**") have been made available to the Subscriber and appear as an exhibit to the Offering Statement. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared. The certified public accountant who has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

g) <u>Litigation</u>. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

5) <u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

i) To the Company;

ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

iii) As part of an offering registered under the Securities Act with the SEC; or

iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

e) <u>Investment Limits</u>. Subscriber represents that either:

   i) Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

   ii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

   iii) Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

f) <u>Repurchase Rights</u>.

   i) Subscriber hereby represents that none of the "bad actor" disqualifying events described in Rule 503 of Regulation Crowdfunding promulgated under the Securities Act (a "**Disqualification Event**") is applicable to Subscriber or any of its Rule 503 Related Parties. For purposes of this Agreement, "**Rule 503 Related Party**" shall mean with respect to any person, any other person that is a beneficial owner of such Subscriber's securities for purposes of Rule 503 of Regulation Crowdfunding. Subscriber agrees that, if Subscriber owns twenty percent (20%) or more of the Company's outstanding shares of capital stock or otherwise becomes subject to Rule 503 of Regulation Crowdfunding with respect to the Company at any time, Subscriber will complete, and cause any of its directors, officers, managers, partners or owners who is a beneficial owner of twenty percent (20%) or more of Subscriber's outstanding shares of capital stock to complete, a "**Disqualification Event Questionnaire**" containing representations as to potential Disqualification Events, and such questionnaire shall constitute a representation and warranty by Subscriber under this Subscription Agreement. Subscriber will immediately notify the Company in writing if it becomes subject to a Disqualification Event at any date after Subscriber completes a Disqualification Event Questionnaire. If Subscriber becomes subject to a Disqualification Event at any date after the date that Subscriber completes a Disqualification Event Questionnaire, Subscriber agrees and covenants to use Subscriber's best efforts to coordinate with the Company (i) to provide documentation as reasonably requested by the Company related to any such Disqualification Event and (ii) to remedy such Disqualification Event (including, in the sole discretion of the Company, through the repurchase of all or any portion of the Securities from the Subscriber, out of funds legally available therefor, at the then effective Repurchase Price, as defined below) such that the Disqualification Event will not affect in any way the Company's or its affiliates' ongoing and/or future reliance on the exemptions available under Regulation Crowdfunding promulgated under the Securities Act.

ii) In addition to the rights to repurchase shares in the event Subscriber becomes subject to a Disqualification Event, in the event that the Company determines that it is likely, due to meeting certain asset tests set forth in Section 12(g) or 15(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), that within twelve (12) months the securities of the Company will be held of record by a number of persons that would require the Company or any predecessor thereto (each a "**CF Issuer**") to register a class of its equity securities under the Exchange Act as required by Section 12(g) or 15(d) thereof, the CF Issuer shall have the option to repurchase any or all of the Securities from each Subscriber to the extent necessary to avoid the requirement to register a class of such CF Issuer's securities under the Exchange Act. Such repurchase shall be made at a per share purchase price equal to the fair market value (determined in good faith by the Board of Directors) of Securities as of the repurchase date (the "**Repurchase Price**").

g) <u>Subscriber information; Personal Data.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the Transferee of such Securities to agree to provide such information to the Company as a condition of such transfer. Subscriber agrees to provide the Company all personal data or information (including copies of Subscriber's passport or driver license or, if available, Subscriber's FinCEN identifier, in the event such Subscriber's beneficial ownership must be disclosed pursuant to the Corporate Transparency Act of 2019 (or any other applicable law).**

h) <u>Company Information</u>. Subscriber has read the Offering Materials. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

i) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

j) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

k) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6) <u>Indemnity</u>. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its officers, directors and affiliates, and each other person, if any, who controls the Company, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7) <u>Transfer Restrictions.</u>

a) <u>"Market Stand-Off" Agreement</u>. The Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's first underwritten public offering (the "**IPO**") of its Common Stock under the Securities Act, and ending on the date specified by the Company and the managing underwriter(s) (such period not to exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions): (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Subscriber only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of this Section 7(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Company (and the Company shares or securities of every other person subject to the restriction contained in this Section 7(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF WYMSICAL, INC. ("WYMSICAL"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN WYMSICAL AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT WYMSICAL'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

b) <u>Further Limitations on Disposition</u>. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Company's Series B Non-Voting Common Stock or any securities which may be converted into the Company's Series B Non-Voting Common Stock unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties and the undertaking set out in this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Company of the proposed disposition; (B) furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Company, furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Company's securities to the Company's competitors, as determined in good faith by the Company.

c) <u>Automatic Conversion of Underlying Shares</u>.  Subscriber understands, further, that pursuant to the terms of the Restated Charter the Series B Non-Voting Common Stock will automatically convert into voting shares of common stock of the Company (on a 1:1 basis) upon (1) the approval by the Board and a vote of the holders of a majority of the shares voting common stock, or (2) development of a Trading Market (as such term is defined in the certificate of incorporation of the Company) for the voting shares of common stock of the Company. In addition, in the event the Board determines in good faith that it is advisable for the Company to utilize a special-purpose vehicle or other entity designed to aggregate the interests of holders of outstanding securities issued pursuant to Regulation CF (a "**CF SPV**") in the future, then all outstanding shares of Series B Non-Voting Common Stock shall automatically be converted into CF SPV equity interests, at a conversion rate of one share of Series B Non-Voting Common Stock for one unit or corresponding membership interest in the CF SPV. In the event you do not provide information or execute such documents as may be requested by the Company sufficient to affect such conversion in a timely manner, the Company may repurchase the Shares at a price to be determined in good faith by the Board of Directors.

d) <u>Restrictions on Transfer; Drag Along Rights</u>.

   i) <u>Bylaw Restrictions</u>. The Subscriber understands and acknowledges that (i) the shares of Series B Non-Voting Common Stock of the Company and the Underlying Shares are subject to a right of refusal option in favor of the Company and/or its assignee(s), as provided in the Bylaws of the Company, as may be amended from time to time and (ii) the Bylaws may be amended from time to time in a manner that may alter such right of first refusal options on or applicable to the Series B Non-Voting Common Stock and the Underlying Shares or include or add restrictions with respect to any of the Securities.

   ii) <u>Drag Along Rights</u>. In the event that (i) the Board and (ii) the holders of a majority of the then outstanding shares of capital stock of the Company entitled to vote thereon (the "**Qualified Majority**") elect to effect, in one transaction or a series of related transactions, a sale of the Company to an independent third party or group of independent third parties (whether structured as a merger, consolidation sale or transfer of interests or shares or sale of assets) pursuant to which such party or parties acquire (i) a majority of the outstanding shares of voting capital stock of the Company, as applicable, or (ii) all or substantially all of the Company's assets (an "**Approved Sale**"), the Company shall have the right (the "**Drag-Along Right**"), but not the obligation, to require Subscriber to transfer all of the Securities (and all rights or interests therein) to the purchaser in such Approved Sale of the Company on the same terms and conditions as the Qualified Majority. If the Drag-Along Right is exercised by the Company, Subscriber shall take such actions as may be reasonably requested by the Company to consummate the Approved Sale, including but not limited to waiving any dissenter's appraisal and other similar rights in connection with the Approved Sale and making any representations, covenants, and indemnitees to the purchaser as are made by the Qualified Majority.

e) <u>Additional Legends</u>. Subscriber understands that in addition to the transfer restrictions applicable under Section 227.501 of Regulation Crowdfunding, any sale, transfer, pledge or other disposition of any of the Securities by Subscriber (i) will require the prior written consent of the Company and compliance with all other transfer restrictions applicable to the Securities (including without limitation the drag-along provisions set forth above and such transfer restrictions, rights of first refusal benefiting the Company set forth in the Company's Organizational Documents), and (ii) will be further restricted by a legend placed on any certificate(s) or other instrument representing the Securities containing substantially the following language:

i) "THESE SECURITIES HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER THESE SECURITIES NOR ANY SECURITIES ISSUABLE UPON CONVERSION HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM."

ii) "THESE SECURITIES ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

iii) "THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO CERTAIN DRAG-ALONG PROVISIONS, AS PROVIDED IN AN AGREEMENT BETWEEN THE HOLDER AND THE CORPORATION."

iv) "THESE SECURITIES ARE SUBJECT TO AUTOMATIC CONVERSION, AS PROVIDED IN THE CERTIFICATE OF INCORPORATION OF THE COMPANY."

v) "THESE SECURITIES ARE SUBJECT TO REPURCHASE BY THE COMPANY, AS PROVIDED IN A SUBSCRIPTION AGREEMENT ENTERED INTO BETWEEN THE HOLDER AND THE COMPANY."

as well as any additional legends deemed reasonably necessary by the Company for purposes of compliance by the Company with claimed exemptions under the Securities Act or applicable State Laws or foreign laws, including, but not limited to, restricting transfers of Securities to residents of a particular state for a defined period.

8) <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF DELAWARE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. SUBSCRIBER AND THE COMPANY EACH ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO

BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9) <u>Notices</u>. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

       If to the Company, to:

Wymsical, Inc.

15 E. Putnam Avenue #109
Greenwich, CT 06830
IR@Wymsical.com

If to a Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10) <u>Electronic Delivery</u>. Subscriber hereby consents to the delivery of any and all notices by electronic transmission for all purposes and to the fullest extent permitted by law. Subscriber acknowledges and agrees that any approval or consent of a security holder required hereunder, any agreement in effect with respect to the Securities, or the Restated Charter or Bylaws may be provided by a signature page delivered or provided electronically, whether by e-signature, facsimile, DocuSign, electronic mail in portable delivery format or other similar means. If by electronic mail, such notices shall be sent to the electronic mail address set forth below the Subscriber's name on the signature page or to such other electronic mail address

as shall be designated by the Subscriber in a written notice sent to the Company at the address set forth above.

11) <u>Miscellaneous</u>.

   a)  All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

   b)  This Subscription Agreement is not transferable or assignable by Subscriber.

   c)  The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its respective successors and assigns.

   d)  None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

   e)  In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

   f)  The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

   g)  This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

   h)  The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

   i)  The terms and provisions of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber, and the terms of this Subscription Agreement.

   j)  The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

k) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

l) If any recapitalization or other transaction affecting the ownership interests of the Company or the stock of the Company (including any Approved Sale) is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement. If the Board of Directors of the Company determines in good faith that issuance or delivery of capital stock other securities (the "**Future Securities**") to the Subscriber in connection with any recapitalization or change in control of the Company would violate applicable law, rule or regulation (including without limitation applicable State Law or the Securities Act), then the Subscriber's right to receive the Future Securities (or to make a choice about the form of consideration to be received in such transaction) may be limited and Subscriber may be required to accept a cash payment equal to the fair market value of such Future Securities, as determined in good faith by the Board of Directors.

m) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

**WYMSICAL Inc.**

**SUBSCRIPTION AGREEMENT SIGNATURE PAGE**

The undersigned, desiring to purchase Non-Voting Common Stock of WYMSICAL Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

| | |
|---|---|
| Full legal name of Subscriber (including middle name(s), for individuals): | Number of securities: **Non-Voting Common Stock** Aggregate Subscription Price: **$0.00 USD** |
| | **TYPE OF OWNERSHIP:** |
| (Name of Subscriber) | If the Subscriber is individual:   If the Subscriber is not an individual: |
| By: (Authorized Signature) | ☐ Individual |
| | ☐ Joint Tenant |
| (Official Capacity or Title, if the Subscriber is not an individual) | ☐ Tenants in Common |
| | ☐ Community Property |
| (Name of individual whose signature appears above if different than the name of the Subscriber printed above.) | If interests are to be jointly held: |
| | Name of the Joint Subscriber: |
| (Subscriber's Residential Address, including Province/State and Postal/Zip Code) | Social Security Number of the Joint Subscriber: |
| | Check this box is the securities will be held in a custodial account: ☐ |
| Taxpayer Identification Number | Type of account: |
| (Telephone Number) | EIN of account: |
| **(Offline Investor)** (E-Mail Address) | Address of account provider: |

## ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

**WYMSICAL Inc.**

By:

Authorized Signing Officer

# U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of Appendix A attached hereto: ☐

OR (ii) The aggregate subscription amount of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months.

**Aggregate subscription amount invested in this offering: 0.00 USD**

**The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD**

**The Investor's investment limit for this offering is: 0.00USD**

**The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months, including this offering is: 0.00USD**

**The Investor's net worth (if not an accredited investor): USD**

**The Investor's income (if not an accredited investor): USD**

If selected (a) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐      The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth.

☐      The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year.

☐      The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐      The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000.

☐      The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

    (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

# CANADIAN ACCREDITED INVESTOR CERTIFICATE

**TO: WYMSICAL Inc.** (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Non-Voting Common Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

☐ (d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

| | | |
|---|---|---|
| ☐ | (j) | an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000; |
| ☐ | (j.1) | an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000; |
| ☐ | (k) | an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year; |
| ☐ | (l) | an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000; |
| ☐ | (m) | a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor; |
| ☐ | (n) | an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106; |
| ☐ | (o) | an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt; |
| ☐ | (p) | a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be; |
| ☐ | (q) | a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund; |
| ☐ | (r) | a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded; |
| ☐ | (s) | an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function; |
| ☐ | (t) | a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors; |
| ☐ | (u) | an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser; |
| ☐ | (v) | a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or |
| ☐ | (w) | a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse. |

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR:                                              (Print Full Name of Entity or Individual)


By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)


## Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
   A. whose primary purpose is to invest money provided by its securityholders,
   B. that does not invest,
      i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
      ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
   C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

## RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

### Form for Individual Accredited Investors

**WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.**

| Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER | |
|---|---|
| **1. About your investment** | |
| Type of Securities: Non-Voting Common Stock | Issuer: WYMSICAL Inc. (the "Issuer") |
| Purchased from:  The Issuer | |

| Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER | |
|---|---|
| **2. Risk acknowledgement** | |
| This investment is risky.  Initial that you understand that: | **Your Initials** |
| **Risk of loss** – You could lose your entire investment of $ | |
| **Liquidity risk** – You may not be able to sell your investment quickly – or at all. | |
| **Lack of information** – You may receive little or no information about your investment. | |
| **Lack of advice** – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered.  The salesperson is the person who meets with, or provides information to, you about making this investment.  To check whether the salesperson is registered, go to www.aretheyregistered.ca. | |

| 3. Accredited investor status | |
|---|---|
| You must meet at least one of the following criteria to be able to make this investment.  Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor.  That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria. | **Your Initials** |
| • Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.) | |
| • Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year. | |
| • Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities. | |
| • Either alone or with your spouse, you have net assets worth more than CAD$5 million.  (Your net assets are your total assets (including real estate) minus your total debt.) | |

| 4. Your name and signature |
|---|
| By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form. |
| First and Last Name (please print): |
| Signature: |
| Date: |

| Section 5 – TO BE COMPLETED BY THE SALESPERSON |
|---|
| **5. Salesperson information** |
| [*Instruction: The salesperson is the person who meets with, or provides information to, the purchaser with respect to making this investment.  That could include a representative of the issuer or selling security holder, a registrant or a person who is exempt from the registration requirement.*] |

| First and Last Name of Salesperson (please print): | |
|---|---|
| Telephone: | Email: |
| Name of Firm (if registered): | |

| Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER |
|---|
| **6. For more information about this investment** |
| **For more information about this investment / the Issuer:**<br><br>Company Name: **WYMSICAL Inc.**<br>Address: 15 E Putnam Ave, Greenwich, CT,<br>Contact: Liwen Yaacoby<br>Email: liwen@wymsical.com<br><br>**For more information about prospectus exemptions, contact your local securities regulator.  You can find contact information at www.securities-administrators.ca.** |

## INTERNATIONAL INVESTOR CERTIFICATE

### FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

**TO:**   **WYMSICAL Inc.** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR:                                                 (Print Full Name of Entity or Individual)


By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

**AML Certificate**

By executing this document, the client certifies the following:

**If an Entity:**

1. I am the  of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

**All subscribers:**

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.

Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR:                                             (Print Full Name of Investor)

                                                       By:

                                                            (Signature)

                                                       Name of Signing Officer (if Entity):

                                                       Title of Signing Officer (if Entity):

**Appendix 1 - Subscriber Information**

**For the Subscriber and Joint Holder (if applicable)**

| Name | Address | Date of Birth (if an Individual) | Taxpayer Identification Number |
|---|---|---|---|
|  |  |  |  |
|  |  |  |  |

**For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)**

1. One Current control person of the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|---|---|---|---|
|  |  |  |  |

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|---|---|---|---|
|  |  |  |  |
|  |  |  |  |
|  |  |  |  |

**For a Trust (Insert names and addresses or attach a list)**

1. Current trustees of the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|---|---|---|---|
|  |  |  |  |
|  |  |  |  |
|  |  |  |  |

**EXHIBIT D**
*Amended and Restated Certificate of Incorporation and Bylaws*

# Delaware

## The First State

 

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "WYMSICAL, INC.", FILED IN

THIS OFFICE ON THE SIXTEENTH DAY OF MARCH, A.D. 2023, AT 1:12

O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State



5503416  8100
SR# 20231024041

Authentication: 202941582
Date: 03-17-23

You may verify this certificate online at corp.delaware.gov/authver.shtml



State of Delaware
Secretary of State
Division of Corporations
Delivered 01:12 PM 03/16/2023
FILED 01:12 PM 03/16/2023
SR 20231024041 - File Number 5503416

# AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF WYMSICAL, INC.

Wymsical, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is Wymsical, Inc. (the "**Corporation**"). The Corporation was originally incorporated in the State of Delaware on January 31, 2018 pursuant to the Certificate of Incorporation filed with the Secretary of State of the State of Delaware on that date. The Company amended its Certificate of Incorporation with the Secretary of State of Delaware on February 24, 2022.

2. This Amended and Restated Certificate of Incorporation has been adopted by the Corporation and its stockholders pursuant to Section 228, Section 242 and Section 245 of the General Corporation Law of the State of Delaware

3. The Certificate of Incorporation of the Corporation is hereby amended and restated to read in its entirety as set forth in Exhibit A attached hereto.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been signed this March 16, 2023.

WYMSICAL, INC.

**Liwen Yaacoby**, its Chief Executive Officer

# EXHIBIT A
## AMENDED AND CERTIFICATE OF INCORPORATION OF
## Wymsical, Inc.

### I.

The name of the corporation is Wymsical, Inc. (the "*Corporation*").

### II.

The address of the registered office and the name and address of the registered agent of the limited liability company in the State of Delaware is 3411 Silverside Road Tatnall Building #104 in the City of Wilmington, in the County of New Castle, 19810. The name of its Registered Agent at such address is Corporate Creations Network Inc.

### III.

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

### IV.

A.      This Corporation is authorized to issue only one class of stock, to be designated Common Stock. The total number of shares of Common Stock presently authorized is Twenty Three Million (23,000,000), each having a par value of $0.00001, consisting of:

1.      Twenty One Million (21,000,000) shares of the authorized Common Stock of the Corporation that are hereby designated as "Series A Voting" shares (collectively, the "*Series A Voting Common Stock*"); and

2.      Two Million (2,000,000) shares of the authorized Common Stock of the Corporation that are hereby designated as "Series B Non-Voting" shares (collectively, the "*Series B Non-Voting Common Stock*" together with the Series A Voting Common Stock, the "*Common Stock*").

B.      COMMON STOCK

1.      Redesignation of Common Stock and Stock Split. Upon the filing and effectiveness (the "*Effective Time*") pursuant to the General Corporation Law of this Amended and Restated Certificate of Incorporation of the Corporation, (1) the existing outstanding shares of Common Stock of the Corporation shall, without any action by the holder thereof, be re-designated as Series A Voting Common Stock as defined herein and (2) every one (1) share of Series A Voting Common Stock (at that time designated as "Common Stock") then outstanding or held by the Corporation as treasury stock immediately prior to the Effective Time is and shall be, automatically and without any action on the part of the respective holders thereof, be split into ten (10) fully paid, nonassessable shares of Series A Voting Common Stock, with a corresponding adjustment to the par value of such shares (the "*Forward Stock Split*"). Each

certificate (or notice of issuance of uncertificated shares) that represents shares of Common Stock ("*Old Certificates*"), shall hereafter represent that number of shares of Series A Voting Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been split and re-designated. The authorized number of shares of Common Stock and the par value of such shares as set forth above in Section A of this Article FOURTH as of the Effective Date shall not be affected by the Forward Stock Split.

2. General.

a. Voting, Distributions, etc. The Series A Voting Common Stock and the Series B Non-Voting Common Stock shall be identical in all rights and preferences with respect to the Corporation except the Series B Non-Voting Common Stock shall have no voting rights on matters of the Corporation except as otherwise required under law. The holders of the Series A Voting Common Stock are entitled to one vote for each share of Series A Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); when required to vote under applicable law, the Series B Non-Voting Common Stock are entitled to one vote for each share of Series B Non-Voting Common Stock held. Unless required by law, there shall be no cumulative voting. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor as and when determined by the Board and subject to any preferential dividend rights of any then outstanding preferred stock of the Corporation. Upon the dissolution or liquidation of the Corporation, whether voluntary of involuntary, holders of Common Stock will be entitled to receive all assets of the Corporation available for distribution to its stockholders, subject to any preferential rights of any then outstanding preferred stock of the Corporation.

b. Adjustment to Authorized Shares of Series B Non-Voting Common Stock. The number of authorized shares of Series B Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

3. Automatic Conversion of Series B Non-Voting Common Stock.

a. Defined Terms: For purposes hereof:

(i) "*Automatic Conversion Time*" shall mean either the Company Automatic Conversion Time (as defined below), the Trading Market Automatic Conversion Time (as defined below) or the CF-SPV Automatic Conversion Time (as defined below).

(ii) A "*CF SPV*" shall mean a special-purpose vehicle or other entity designed to aggregate the interests of holders of outstanding securities issued pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, as permitted by applicable law ("*Regulation CF*").

(iii) The "*CF SPV Equity Interests*" shall mean the equity interests of the CF SPV issued upon conversion of the Series B Non-Voting Common Stock.

EXHIBIT A

2

(iv)    The "*Conversion Equity*" shall mean the shares of Series A Voting Common Stock, Voting Traded Stock (as defined below) and/or CF SPV Equity Interests issued to the holders of Series B Non-Voting Common Stock pursuant to this Section 3.

(v)    "*Trading Market*" means that (i) shares of Voting Traded Stock (as defined below) are listed for trading (whether or not in connection with an initial public offering of such shares), (ii) that one or more registered broker-dealers are quoting bids and asked prices on the Voting Traded Stock, (iii) or that transfers of the Voting Traded Stock are being effected through an Automated Trading System (ATS) regulated by the Securities and Exchange Commission or are being transferred through a regulated or unregulated public or private blockchain or other transfer system in which buyers and sellers can effect transactions, provided that in the case of clauses (ii) and (iii) the Board of Directors of the Corporation has authorized the trading system..

b.    Automatic Conversion Triggers.  In addition to any contractual conversion rights set forth in any agreement between the Corporation and any holder of shares of Series B Non-Voting Common Stock:

(i)    Shares of Series B Non-Voting Common Stock shall be converted on a one-for-one (1-for-1) share basis, as adjusted for stock dividends, stock divisions or combinations, into shares of Series A Voting Common Stock as and when declared by the Board of Directors and approved by the holders of at least a majority of the then issued and outstanding shares of Series A Voting Common Stock (the "*Company Automatic Conversion Time*");

(ii)    upon the development of any Trading Market for the shares of Series A Voting Common Stock or other class into which the Series A Voting Common Stock is reorganized (collectively, "*Voting Traded Stock*"), then all outstanding shares of Series B Non-Voting Common Stock shall automatically be converted into shares of Voting Traded Stock, at a conversion rate of one (1) share of Series B Non-Voting Common Stock for one (1) share of the Voting Traded Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Voting Traded Stock)(the time of such event, the "*Trading Market Automatic Conversion Time*"); *provided, however*, that the Corporation may require each holder of Series B Non-Voting Common Stock to enter into a customary market standoff agreement in a form acceptable to the Corporation before any shares of Voting Traded Stock may be issued to such holder.;

(iii)    in the event the Board of Directors of the Corporation determines in good faith that it is advisable to and permissible for the Corporation to utilize a CF SPV in the future, then all outstanding shares of Series B Non-Voting Common Stock shall automatically be converted into CF SPV Equity Interests, at a conversion rate of one (1) share of Series B Non-Voting Common Stock for one (1) unit or corresponding membership interest in the CF SPV (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the CF SPV Equity Interests)(the time of such event, the "*CF SPV Automatic Conversion Time*"); *provided, however*, that the Corporation may require each holder of Series B Non-Voting Common Stock to enter into an operating agreement that complies with the requirements of  Regulation CF, and/or market standoff agreement in a form acceptable to the Corporation before any CF SPV Equity Interests may be issued to such holder.

EXHIBIT A

3

c.    Mechanics of Conversion. In the event of mandatory conversion pursuant to subparagraph 3(b), all affected holders of record of shares of Series B Non-Voting Common Stock shall be sent written notice of such conversion and the place designated for conversion of all such shares of Series B Non-Voting Stock pursuant thereto. Such notice need not be sent in advance. Upon receipt of such notice, each holder of shares of Series B Non-Voting Common Stock in certificated form (if any) shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series B Non-Voting Common Stock converted pursuant hereto, including the rights, if any, to receive notices and, to the extent provided by applicable law, vote (other than as a holder of Conversion Equity) with respect to such shares, will terminate at the Automatic Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only for the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefore, to receive the items provided for in the following sentence. As soon as practicable following the Automatic Conversion Time, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, either by a certificate or certificates for, or book entry of, the number of full shares or interest of Conversion Equity issuable on such conversion in accordance with the provisions hereof. Any shares of Series B Non-Voting Common Stock converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of shares of Series B Non-Voting Common Stock accordingly.

4.    General Provisions Applicable to Automatic Conversion.

a.    Any shares of Series B Non-Voting Common Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series B Non-Voting Common Stock following redemption, conversion or acquisition.

b.    Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series B Non-Voting Common Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

V.

Unless and except to the extent that the by-laws of the Corporation (the "By-laws") shall so require, the election of directors of the Corporation need not be by written ballot.

VI.
EXHIBIT A

4

A.     To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of or repeal of this paragraph seven shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

B.     The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person.  Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors of the Corporation. Any amendment, repeal or modification of this paragraph 8 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

## VII.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the By-laws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

EXHIBIT A

# BYLAWS
# OF
# WYMSICAL, INC.

## ARTICLE I
## STOCKHOLDERS

1.1     Place of Meetings.  All meetings of stockholders shall be held at such place as may be designated from time to time by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President or, if not so designated, at the principal office of the corporation. The Board of Directors may, in its sole discretion, determine that a meeting shall not be held at any place, but may instead be held solely by means of remote communication in a manner consistent with the General Corporation Law of the State of Delaware.

1.2     Annual Meeting.  The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held on a date and at a time designated by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President (which date shall not be a legal holiday in the place where the meeting is to be held).

1.3     Special Meetings.  Special meetings of stockholders for any purpose or purposes may be called at any time by only the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President, and may not be called by any other person or persons.  The Board of Directors may postpone or reschedule any previously scheduled special meeting of stockholders. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

1.4     Notice of Meetings.  Except as otherwise provided by law, notice of each meeting of stockholders, whether annual or special, shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting.  Without limiting the manner by which notice otherwise may be given to stockholders, any notice shall be effective if given by a form of confirmed electronic mail, facsimile or other electronic transmission ("**Electronic Transmission**") consented to (in a manner consistent with the General Corporation Law of the State of Delaware) by the stockholder to whom the notice is given. The notices of all meetings shall state the place, if any, date and time of the meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called.  If notice is given by mail, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation.  If notice is given by Electronic Transmission, such notice shall be deemed given at the time specified in Section 232 of the General Corporation Law of the State of Delaware.

1.5     Voting List.  The Secretary shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder.  Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least 10 days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the corporation. If the meeting is to be held at a physical location (and not solely by means of remote communication), then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. The list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

1.6     Quorum. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the holders of a majority in voting power of the shares of the capital stock of the corporation issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of a majority in voting power of the shares of such class or classes or series of the capital stock of the corporation issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

1.7     Adjournments. Any meeting of stockholders may be adjourned from time to time to any other time and to any other place at which a meeting of stockholders may be held under these Bylaws by the chairman of the meeting or by the stockholders present or represented at the meeting and entitled to vote, although less than a quorum. It shall not be necessary to notify any stockholder of any adjournment of less than 30 days if the time and place, if any, of the adjourned meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting.

1.8     Voting and Proxies. Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or the Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders, or to express consent or dissent to corporate action without a meeting, may vote or express such consent or dissent in person (including by means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at such meeting) or may authorize another person or persons to vote or act for such stockholder by a proxy executed or transmitted in a manner permitted by the General Corporation Law of the State of Delaware by the stockholder or such stockholder's authorized agent and delivered (including by Electronic Transmission) to the Secretary of the corporation. No such proxy shall be voted or acted upon after three years from the date of its execution, unless the proxy expressly provides for a longer period.

1.9     Action at Meeting. When a quorum is present at any meeting, any matter other than the election of directors to be voted upon by the stockholders at such meeting shall be decided by the vote of the holders of shares of stock having a majority in voting power of the votes cast by the holders of all of the shares of stock present or represented at the meeting and voting affirmatively or negatively on such matter (or if there are two or more classes or series of stock entitled to vote as separate classes, then in the case of each such class or series, the holders of a majority in voting power of the shares of stock of that class or series present or represented at the meeting and voting affirmatively or negatively on such matter), except when a different vote is required by law, the Certificate of Incorporation or these Bylaws. When a quorum is present at any meeting, any election by stockholders of directors shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.

1.10    Conduct of Meetings.

(a)     Chairman of Meeting. Meetings of stockholders shall be presided over by the Chairman of the Board, if any, or in the Chairman's absence by the Vice Chairman of the Board, if any, or in the Vice Chairman's absence by the Chief Executive Officer, or in the Chief Executive Officer's absence, by the President, or in the President's absence by a Vice President, or in the absence of all of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen by vote of the stockholders at the meeting. The Secretary shall act as secretary of the meeting, but in the Secretary's absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

(b)     Rules, Regulations and Procedures. The Board of Directors may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders of the corporation as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as shall be determined; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

1.11    Action without Meeting.

(a)    Taking of Action by Consent.  Any action required or permitted to be taken at any annual or special meeting of stockholders of the corporation may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted.  Except as otherwise provided by the Certificate of Incorporation, stockholders may act by written consent to elect directors; provided, however, that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

(b)    Electronic Transmission of Consents.   An Electronic Transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such Electronic Transmission sets forth or is delivered with information from which the corporation can determine (i) that the Electronic Transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such Electronic Transmission. The date on which such Electronic Transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by Electronic Transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by Electronic Transmission may be otherwise delivered to the principal place of business of the corporation or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the Board of Directors.  Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

(c)    Notice of Taking of Corporate Action.  Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the corporation.

# ARTICLE II
## DIRECTORS

2.1     General Powers.  The business and affairs of the corporation shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the corporation except as otherwise provided by law or the Certificate of Incorporation.

2.2     Number, Election and Qualification.  Subject to the rights of holders of any series of Preferred Stock to elect directors, the number of directors of the corporation shall be established from time to time by the stockholders or the Board of Directors.  The directors shall be elected at the annual meeting of stockholders by such stockholders as have the right to vote on such election.  Election of directors need not be by written ballot.  Directors need not be stockholders of the corporation.

2.3     Chairman of the Board; Vice Chairman of the Board.  The Board of Directors may appoint from its members a Chairman of the Board and a Vice Chairman of the Board, neither of whom need be an employee or officer of the corporation.  If the Board of Directors appoints a Chairman of the Board, such Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors and, if the Chairman of the Board is also designated as the corporation's Chief Executive Officer, shall have the powers and duties of the Chief Executive Officer prescribed in Section 3.7 of these Bylaws.  If the Board of Directors appoints a Vice Chairman of the Board, such Vice Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors.  Unless otherwise provided by the Board of Directors, the Chairman of the Board or, in the Chairman's absence, the Vice Chairman of the Board, if any, shall preside at all meetings of the Board of Directors.

2.4     Tenure.   Each director shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director's earlier death, resignation or removal.

2.5     Quorum.  The greater of (a) a majority of the directors at any time in office and (b) one-third of the number of directors fixed pursuant to Section 2.2 of these Bylaws shall constitute a quorum of the Board of Directors.  If at any meeting of the Board of Directors there shall be less than such a quorum, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present.

2.6     Action at Meeting.  Every act or decision done or made by a majority of the directors present at a meeting of the Board of Directors duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number is required by law or by the Certificate of Incorporation.

2.7     Removal.  Except as otherwise provided by the General Corporation Law of the State of Delaware, any one or more or all of the directors of the corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that the directors elected by the holders of a particular class or series of stock may be removed without cause only by vote of the holders of a majority of the outstanding shares of such class or series.

2.8     Vacancies. Subject to the rights of holders of any series of Preferred Stock to elect directors, unless and until filled by the stockholders, any vacancy or newly-created directorship on the Board of Directors, however occurring, may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director.  A director elected to fill a vacancy shall be elected for the unexpired term of such director's predecessor in office, and a director chosen to fill a position resulting from a newly-created directorship shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director's earlier death, resignation or removal.

2.9     Resignation. Any director may resign by delivering a resignation in writing or by Electronic Transmission to the corporation at its principal office or to the Chairman of the Board, the Chief Executive Officer, the President or the Secretary.  Such resignation shall be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event.

2.10     Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place as shall be determined from time to time by the Board of Directors; provided that any director who is absent when such a determination is made shall be given notice of the determination.  A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of stockholders.

2.11     Special Meetings. Special meetings of the Board of Directors may be held at any time and place designated in a call by the Chairman of the Board, the Chief Executive Officer, the President, two or more directors, or by one director in the event that there is only a single director in office.

2.12     Notice of Special Meetings. Notice of the date, place, if any, and time of any special meeting of directors shall be given to each director by the Secretary or by the officer or one of the directors calling the meeting.  Notice shall be duly given to each director (a) in person or by telephone at least 24 hours in advance of the meeting, (b) by sending written notice by reputable overnight courier, telecopy, facsimile or Electronic Transmission, or delivering written notice by hand, to such director's last known business, home or Electronic Transmission address at least 48 hours in advance of the meeting, or (c) by sending written notice by first-class mail to such director's last known business or home address at least 72 hours in advance of the meeting.  A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting.

2.13     Meetings by Conference Communications Equipment.  Directors may participate in meetings of the Board of Directors or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

2.14     Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent to the action in writing or by Electronic Transmission, and the written consents or Electronic Transmissions are filed with the

– 6 –

minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

2.15 <u>Committees</u>. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation with such lawfully delegable powers and duties as the Board of Directors thereby confers, to serve at the pleasure of the Board of Directors. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors and subject to the provisions of law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal of the corporation to be affixed to all papers which may require it. Each such committee shall keep minutes and make such reports as the Board of Directors may from time to time request. Except as the Board of Directors may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by the directors or in such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these Bylaws for the Board of Directors. Except as otherwise provided in the Certificate of Incorporation, these Bylaws, or the resolution of the Board of Directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

2.16 <u>Compensation of Directors</u>. Directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board of Directors may from time to time determine. No such payment shall preclude any director from serving the corporation or any of its parent or subsidiary entities in any other capacity and receiving compensation for such service.

## ARTICLE III
## OFFICERS

3.1 <u>Titles.</u> The officers of the corporation shall consist of a Chief Executive Officer, a President, a Secretary, a Treasurer and such other officers with such other titles as the Board of Directors shall determine, including one or more Vice Presidents, Assistant Treasurers and Assistant Secretaries. The Board of Directors may appoint such other officers as it may deem appropriate.

3.2 <u>Election</u>. The Chief Executive Officer, President, Treasurer and Secretary shall be elected annually by the Board of Directors at its first meeting following the annual meeting of stockholders. Other officers may be appointed by the Board of Directors at such meeting or at any other meeting.

3.3    Qualification.  No officer need be a stockholder.  Any two or more offices may be held by the same person.

3.4    Tenure.  Except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws, each officer shall hold office until such officer's successor is elected and qualified, unless a different term is specified in the resolution electing or appointing such officer, or until such officer's earlier death, resignation or removal.

3.5    Resignation and Removal.  Any officer may resign by delivering a written resignation to the corporation at its principal office or to the Chief Executive Officer, the President or the Secretary.  Such resignation shall be effective upon receipt unless it is specified to be effective at some later time or upon the happening of some later event.  Any officer may be removed at any time, with or without cause, by vote of a majority of the directors then in office.  Except as the Board of Directors may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following such officer's resignation or removal, or any right to damages on account of such removal, whether such officer's compensation be by the month or by the year or otherwise, unless such compensation is expressly provided for in a duly authorized written agreement with the corporation.

3.6    Vacancies.  The Board of Directors may fill any vacancy occurring in any office for any reason and may, in its discretion, leave unfilled for such period as it may determine any offices other than those of Chief Executive Officer, President, Treasurer and Secretary.  Each such successor shall hold office for the unexpired term of such officer's predecessor and until a successor is elected and qualified, or until such officer's earlier death, resignation or removal.

3.7    President; Chief Executive Officer.  Unless the Board of Directors has designated another person as the corporation's Chief Executive Officer, the President shall be the Chief Executive Officer of the corporation.  The Chief Executive Officer shall have general charge and supervision of the business of the corporation subject to the direction of the Board of Directors, and shall perform all duties and have all powers that are commonly incident to the office of chief executive or that are delegated to such officer by the Board of Directors.  The President shall perform such other duties and shall have such other powers as the Board of Directors or the Chief Executive Officer (if the President is not the Chief Executive Officer) may from time to time prescribe.  In the event of the absence, inability or refusal to act of the Chief Executive Officer or the President (if the President is not the Chief Executive Officer), the Vice President (or if there shall be more than one, the Vice Presidents in the order determined by the Board of Directors) shall perform the duties of the Chief Executive Officer and when so performing such duties shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer.

3.8    Vice Presidents.  Each Vice President shall perform such duties and possess such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe.  The Board of Directors may assign to any Vice President the title of Executive Vice President, Senior Vice President or any other title selected by the Board of Directors.

3.9    Secretary and Assistant Secretaries.  The Secretary shall perform such duties and shall have such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe.  In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the secretary, including without limitation the duty and power to give notices of all meetings of stockholders and special meetings of the Board of Directors, to attend all meetings of stockholders and the Board of Directors and keep a record of the proceedings, to maintain a stock ledger and prepare lists of stockholders and their addresses as required, to be custodian of corporate records and the corporate seal and to affix and attest to the same on documents.

Any Assistant Secretary shall perform such duties and possess such powers as the Board of Directors, the Chief Executive Officer or the Secretary may from time to time prescribe. In the event of the absence, inability or refusal to act of the Secretary, the Assistant Secretary (or if there shall be more than one, the Assistant Secretaries in the order determined by the Board of Directors) shall perform the duties and exercise the powers of the Secretary.

In the absence of the Secretary or any Assistant Secretary at any meeting of stockholders or directors, the chairman of the meeting shall designate a temporary secretary to keep a record of the meeting.

3.10   Treasurer and Assistant Treasurers. The Treasurer shall perform such duties and shall have such powers as may from time to time be assigned by the Board of Directors or the Chief Executive Officer. In addition, the Treasurer shall perform such duties and have such powers as are incident to the office of treasurer, including without limitation the duty and power to keep and be responsible for all funds and securities of the corporation, to deposit funds of the corporation in depositories selected in accordance with these Bylaws, to disburse such funds as ordered by the Board of Directors, to make proper accounts of such funds, and to render as required by the Board of Directors statements of all such transactions and of the financial condition of the corporation.

The Assistant Treasurers shall perform such duties and possess such powers as the Board of Directors, the Chief Executive Officer or the Treasurer may from time to time prescribe. In the event of the absence, inability or refusal to act of the Treasurer, the Assistant Treasurer (or if there shall be more than one, the Assistant Treasurers in the order determined by the Board of Directors) shall perform the duties and exercise the powers of the Treasurer.

3.11   Salaries. Officers of the corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.

3.12   Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

## ARTICLE IV
## CAPITAL STOCK

4.1   Issuance of Stock. Subject to the provisions of the Certificate of Incorporation and/or such other agreements or instruments as the corporation may enter into from time to time, the whole or any part of any unissued balance of the authorized capital stock of the corporation or the whole or any part of any shares of the authorized capital stock of the corporation held in the corporation's treasury may be issued, sold, transferred or otherwise disposed of by vote of the

Board of Directors in such manner, for such lawful consideration and on such terms as the Board of Directors may determine.

4.2     Stock Certificates; Uncertificated Shares.  The shares of the corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the corporation's stock shall be uncertificated shares.  Every holder of stock of the corporation represented by certificates shall be entitled to have a certificate, in such form as may be prescribed by law and by the Board of Directors, representing the number of shares held by such holder registered in certificate form. Each such certificate shall be signed in a manner that complies with Section 158 of the General Corporation Law of the State of Delaware.

Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the Certificate of Incorporation, these Bylaws, applicable securities laws or any agreement among any number of stockholders or among such holders and the corporation shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.

If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of each certificate representing shares of such class or series of stock, provided that in lieu of the foregoing requirements there may be set forth on the face or back of each certificate representing shares of such class or series of stock a statement that the corporation will furnish without charge to each stockholder who so requests a copy of the full text of the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Within a reasonable time after the issuance or transfer of uncertificated shares, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to Sections 151, 202(a) or 218(a) of the General Corporation Law of the State of Delaware or, with respect to Section 151 of General Corporation Law of the State of Delaware, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

4.3     Transfers.  Shares of stock of the corporation shall be transferable in the manner prescribed by law and in these Bylaws.  Transfers of shares of stock of the corporation shall be made only on the books of the corporation or by transfer agents designated to transfer shares of stock of the corporation.  Subject to applicable law, shares of stock represented by certificates shall be transferred only on the books of the corporation by the surrender to the corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the corporation or its transfer agent may reasonably require.  Except as may be otherwise required by law, by the Certificate of Incorporation or by these Bylaws, the corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of the corporation in accordance with the requirements of these Bylaws.

4.4     Lost, Stolen or Destroyed Certificates.  The corporation may issue a new certificate of stock in place of any previously issued certificate alleged to have been lost, stolen or destroyed, upon such terms and conditions as the Board of Directors may prescribe, including the presentation of reasonable evidence of such loss, theft or destruction and the giving of such indemnity and posting of such bond as the Board of Directors may require for the protection of the corporation or any transfer agent or registrar.

4.5     Record Date.  The Board of Directors may fix in advance a date as a record date for the determination of the stockholders entitled to notice of or to vote at any meeting of stockholders or to express consent (or dissent) to corporate action without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action.  Such record date shall not precede the date on which the resolution fixing the record date is adopted, and such record date shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 10 days after the date of adoption of a record date for a consent without a meeting, nor more than 60 days prior to any other action to which such record date relates.

If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held.  If no record date is fixed, the record date for determining stockholders entitled to express consent to corporate action without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first consent is properly delivered to the corporation. If no record date is fixed, the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating to such purpose.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

4.6     Regulations.  The issue, transfer, conversion and registration of shares of stock of the corporation shall be governed by such other regulations as the Board of Directors may establish.

## ARTICLE V
## GENERAL PROVISIONS

5.1     Fiscal Year.  Except as from time to time otherwise designated by the Board of Directors, the fiscal year of the corporation shall begin on the first day of January of each year and end on the last day of December in each year.

5.2     Corporate Seal.  The corporate seal shall be in such form as shall be approved by the Board of Directors.

5.3     Waiver of Notice.  Whenever notice is required to be given by law, by the Certificate of Incorporation or by these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by Electronic Transmission by the person entitled to notice, whether before, at or after the time of the event for which notice is to be given, shall be deemed equivalent to notice required to be given to such person.  Neither the business nor the purpose of any meeting need be specified in any such waiver.  Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

5.4     Voting of Securities.  Except as the Board of Directors may otherwise designate, the Chief Executive Officer, the President or the Treasurer may waive notice of, vote, or appoint any person or persons to vote, on behalf of the corporation at, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for this corporation (with or without power of substitution) at, any meeting of stockholders or securityholders of any other entity, the securities of which may be held by this corporation.

5.5     Evidence of Authority.  A certificate by the Secretary, or an Assistant Secretary, or a temporary Secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the corporation shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

5.6     Certificate of Incorporation; Conflicts.  All references in these Bylaws to the Certificate of Incorporation shall be deemed to refer to the Certificate of Incorporation of the corporation, as amended and in effect from time to time. In the event of any conflict between the provisions of the Certificate of Incorporation and these Bylaws, the provisions of the Certificate of Incorporation shall govern.

5.7     Severability.  Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

5.8     Pronouns.  All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

## ARTICLE VI
## RIGHT OF FIRST REFUSAL

6.1     **Right of First Refusal**.  No holder of common stock of the corporation (a "**Common Holder**") shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the corporation ("**Common Stock**") or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this Section 6.1. Any sale or transfer, or purported sale or transfer, of securities of the corporation shall be null and void unless the terms, conditions, and provisions of this Section 6.1 are strictly observed and followed.

(a)     If the Common Holder desires to sell or otherwise transfer any of its shares of Common Stock, then the Common Holder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b)     For sixty (60) days following receipt of such notice, the corporation shall have the option to purchase the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that the corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section 6.1, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or a lesser portion of the shares, it shall give written notice to the transferring Common Holder of its election and settlement for said shares shall be made as provided below in paragraph (d).

(c)     The corporation may assign its rights hereunder.

(d)     In the event the corporation elects to acquire any of the shares of Common Stock of the transferring Common Holder as specified in said transferring Common Holder's notice, the corporation shall so notify the transferring Common Holder and settlement thereof shall be made in cash within sixty (60) days after the corporation receives said transferring Common Holder's notice; provided that if the terms of payment set forth in said transferring Common Holder's notice were other than cash against delivery, the corporation shall pay for said shares on the same terms and conditions set forth in said transferring Common Holder's notice.

(e)     In the event the corporation and/or its assignee(s) do not collectively elect to acquire all of the shares specified in the transferring Common Holder's notice, said transferring Common Holder may, within the sixty (60) day period following the expiration of the option rights granted to the corporation herein, transfer the shares specified in said transferring Common Holder's notice which were not acquired by the corporation and/or such assignee(s) as specified in said transferring Common Holder's notice. All shares so sold by said transferring Common Holder shall continue to be subject to the provisions of this Section 6.1 in the same manner as before said transfer.

(f)     Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the provisions of this Section 6.1:

(1)     A Common Holder's transfer of any or all shares held either during such Common Holder's lifetime or on death by will or intestacy to such Common Holder's

immediate family or to any custodian or trustee for the account of such Common Holder or such Common Holder's immediate family or to any entity of which the Common Holder, members of such Common Holder's immediate family or any trust for the account of such Common Holder or such Common Holder's immediate family will be the sole equity holders. "**Immediate family**" as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the Common Holder making such transfer.

    (2) A transfer by a Common Holder organized as an entity to the equity owners of such Common Holder.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this Section 6.1, and there shall be no further transfer of such stock except in accord with this Section 6.1.

    (g) The provisions of this Section 6.1 may be waived with respect to any transfer either by the corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of 67% of the voting power of the corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This Section 6.1 may be amended or repealed either by (x) a duly authorized action of the Board of Directors or (y) by the stockholders upon the express written consent of the owners of 67% of the voting power of the corporation.

    (h) The foregoing right of first refusal shall terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended.

    (i) The certificates representing shares of Common Stock of the corporation shall bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

    "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

## ARTICLE VII

## AMENDMENTS

7.1 <u>By the Board of Directors</u>. These Bylaws may be altered, amended or repealed, in whole or in part, or new bylaws may be adopted by the Board of Directors.

7.2 <u>By the Stockholders</u>. These Bylaws may be altered, amended or repealed, in whole or in part, or new bylaws may be adopted by the affirmative vote of the holders of a majority of the shares of the capital stock of the corporation issued and outstanding and entitled to vote at any annual meeting of stockholders, or at any special meeting of stockholders, provided notice of such alteration, amendment, repeal or adoption of new bylaws shall have been stated in the notice of such special meeting.

**EXHIBIT E**
*Video Transcripts*

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